December 9, 2008

Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A and B attached hereto as required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Toshiro Mukawa of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department




08006229

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(Extract English translation of the document listed in item 9, and a brief description of the documents listed in items 1 to 8 below are included in EXHIBIT A-1 and A-2, respectively.)

1. Tender Offer Registration Statement dated September 25, 2008

2. Public Notification of the Bank Account Administration that opens the Special Account dated October 21, 2008

3. Amendment to the Tender Offer Registration Statement dated October 29, 2008

4. Tender Offer Report dated November 14, 2008

5. Quarterly Securities Report dated November 14, 2008

6. Management's Certificate dated November 14, 2008

7. Disclosure Documents pursuant to Article 794 of the Corporate Law dated November 25, 2008

8. Public Notification of the Share-for-share Exchange dated November 25, 2008

9. Interim Shareholders Report (from April 1, 2008 to September 30, 2008) dated December 4, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	October 29, 2008	CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2008
2.	October 29, 2008	Supplementary Information Consolidated Half Year ended September 30, 2008
3.	October 29, 2008	First Half and Second Quarter Financial Results Fiscal Year 2008 (Ending March 31, 2009)
4.	October 30, 2008	Notification: Correction to Presentation Materials for First Half and Second Quarter Financial Results, Fiscal Year 2008 (Ending March 31, 2009)

	Press Release Date	Title
5.	September 24, 2008	Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd
6.	October 29, 2008	Correction and Additions to Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd
7.	October 29, 2008	Announcement of Revised Financial Results Outlook
8.	October 29, 2008	Consolidated Results for the Half Year Ended September 30, 2008
9.	November 14, 2008	Notice of the Result of the Takeover Bid for Subsidiary Company Orient Watch Co., Ltd
10.	November 21, 2008	Notice of Turning a Consolidated Subsidiary (Orient Watch Co., Ltd.) into a Wholly-Owned Subsidiary through Simple Stock Exchange

EXHIBIT A-1

EXTRACT TRANSLATION

Set out below is the extract English translation of the document referred to in item 9 of ANNEX A.

Interim Shareholders Report (from April 1, 2008 to September 30, 2008) dated December 4, 2008

[Abridged Translation]

[Inside Cover]

Seiko Epson Corporation
INTERIM SHAREHOLDERS REPORT
for fiscal year ending March 2009
(From April 1, 2008 to September 30, 2008)

Message from the President

Endeavoring to create new values through the ethos of "creative technology" and "creative production."

Epson's Strengths and Future Growth

As President of Epson, I believe my role is to help Epson demonstrate its strengths and to show strong leadership in directing Epson towards its objectives.

What are Epson's strengths? I believe that Epson's strengths are its approach in pursuing creative technology and creative production, and the existence of individuals and systems that support this approach.

Until now, Epson has developed various products by utilizing the cutting-edge technologies designed and invented within the company, and has increased its corporate value by introducing products to the market through production bases and marketing networks that are spread across the world. We aim to continue this effort in the future.

On the other hand, we must realize anew that we will not be respected by our customers merely because of "commercialization due to advanced technologies."

I believe Epson's growth in the future depends on whether we can generate products that our customers truly want and appreciate through our strengths of "creative technology" and "creative production."

Shift in Business Structure for New Course of Action

Epson established the Creativity & Challenge 1000 Mid-range Management Plan in 2006. During this fiscal year, as the last year under the plan, Epson is reinforcing measures to improve its revenue.

At the same time, we are proceeding on the establishment of our new medium-to-long term fundamental plan based on the issues that revealed during the process of this plan and the course of action that we should aim for to achieve continuous growth. Our approach to explore this plan is to make the best use of our current strengths with a view to greater

business growth in the future, and to seek to create new values by expanding beyond the existing framework.

For example, we believe that ink-jet printers, a core product of Epson, are currently too focused on consumer models. Needless to say, we will continue to introduce competitive consumer models of ink-jet printers; however, we will also seek to expand the layers of our customers to business and industry domains in the future.

On the other hand, if you take a look at the megatrend of the world economy, the presence of emerging market regions has increased in recent years, and it is expected to become even stronger. We plan to enhance Epson's presence in this market by delivering ink-jet printers, which are our specialty, to customers in these emerging market regions.

Regarding business systems (dot-matrix printers, POS systems-related products and etc.), imaging device business (LCD projectors and etc.) and the crystal device business, we plan to further stabilize the generation of profits by the group as a whole by better enhancing our profit base even more.

In addition, with regards to the display business that is currently under structural reform, we plan to steadily proceed with drastic streamlining and shift to high value-added domains.

High Performance Demonstrated by Group Unity

My motto has long been the saying "master and achieve." This saying takes on the meaning that "you will certainly achieve your goal if you see through to the heart of the matter, narrow down your target and meticulously work through it."

I see my mission now as infusing this motto of "master and achieve" into Epson's corporate mind and setting Epson on its way to a new phase of growth with Epson moving forward in the hope that the group as a whole demonstrates high performance through a shared sense of direction for the company while harmonizing employees' personalities.

Interim Dividends

The interim dividend was distributed at 19 yen per share, up 3 yen from the previous period. The fundamental aim of Epson is to endeavor to increase its cash flow and continue to make stable dividends by greatly improving the efficiency and profitability of its management. On this basis, we plan to comprehensively consider capital demands in accordance with our future business strategies, as well as business performance and financial conditions, and to continually achieve a consolidated dividend payout ratio of 30% in the medium-to-long term with the intention of redistributing profits to our shareholders.

The business environment is becoming more severe because of recent fear for global economic recession and a sudden rise in the value of the yen. However, as stated above,

Epson as a whole will continue to work hard on a united front to achieve medium-to-long term growth. Thank you for your continuous support.

December 2008

[Page 3—Contents page]

Table of Contents

Consolidated Financial Highlights

(Unit: 100 millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2008		March 2009 Consolidated Results for Cumulative Second Quarter (April 1, 2008 through September 30, 2008)
	Interim (April 1, 2006 through September 30, 2006)	Annual (April 1, 2006 through March 31, 2007)	Interim (April 1, 2007 through September 30, 2007)	Annual (April 1, 2007 through March 31, 2008)	
Net sales	6,773	14,160	6,562	13,478	**6,157**
Operating income	209	503	222	575	**280**
Ordinary income	208	490	258	632	**274**
Net (interim) income (loss)	4	(70)	32	190	**117**
Total assets	13,262	12,850	12,620	11,391	**11,376**
Net assets	5,023	4,943	4,959	4,714	**4,852**
Share data (per share, in yen):					
Net (interim) income (loss)	2.10	(36.13)	16.59	97.24	**59.69**
Net assets	2,421.06	2,395.14	2,398.10	2,277.45	**2,346.83**

Note: Amounts have been rounded down to the unit shown (excluding the share data per share).


Net Sales (100 million yen)
2Q(Interim)
Annual
15,000
12,000
9,000
6,000
3,000
0
Year ended March 2007
Year ended March 2008
Year ended March 2009



Operating Income (100 million yen)
2Q(Interim) Annual
600
500
400
300
200
100
0
Year ended March 2007
Year ended March 2008
Year ended March 2009



Ordinary Income/Ratio of Ordinary Income to Net Sales for 2Q (Interim period)
2Q(Interim) Ordinary income
Annual ordinary income (100 million yen)
2Q(Interim) Ratio of ordinary income to net sales (%)
1,000
800
600
400
200
0
5 (%)
4
3
2
1
0
Year ended March 2007
Year ended March 2008
Year ended March 2009



Net Income (Loss) for 2Q (Interim Period)
(100 million yen)
2Q(Interim) Annual
200
150
100
50
0
-50
-100
Year ended March 2007
Year ended March 2008
Year ended March 2009


Total Assets (100 million yen)
15,000
12,000
9,000
6,000
3,000
0
Interim 2007
Year ended March 2007
Interim 2008
Year ended March 2008
2Q(Interim) 2009


Net Assets/ Equity Ratio
Net Assets (100 million yen)
Equity Ratio (%)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
60
50
40
30
20
10
0
Interim 2007
Year ended March 2007
Interim 2008
Year ended March 2008
2Q(Interim) 2009

Note 1: The ratio of ordinary income to net sales is calculated by dividing the ordinary income by net sales.
Note 2: The equity ratio is calculated by subtracting the minority shareholders equity from the net assets.
Note 3: "2Q" in the charts above means "the end of the second quarter consolidated accounting period" or "the consolidated results for cumulative second quarter."

A Look at Sales by Business Segment

Information Related Equipment Segment

Structural Comparison of Net Sales


62.1%

Net Sales (100 million yen)


2Q(Interim)
Annual
10,000
8,000
6,000
4,000
2,000
0
Year ended March 2007
Year ended March 2008
Year ended March 2009

Operating Income (100 million yen)


■ 2Q(Interim) ▨ Annual
1,000
800
600
400
200
0
Year ended March 2007
Year ended March 2008
Year ended March 2009

In the first quarter (April through June 2008), in the printer business, unit shipments of consumer models of ink-jet printers (including consumables, as in all printer discussions below) rose, but yen appreciation and price decline impinged on net sales. Both dot matrix printers and POS system-related equipments enjoyed an increasing demand, but they were also affected by yen appreciation. As for page printers, unit shipments declined as we focused more on high-value-added models and moved away from low-end models. As a result, the printer business as a whole saw a slight fall in net sales.

In the visual instruments business, 3LCD projectors enjoyed an increase in unit shipments of both business-use and home-theater models, despite influence of price decline and yen appreciation. Net sales further benefited from rebounding demand for liquid crystal monitors in the amusement sector following last year's poor sales. As a result, the visual instrument business as a whole saw an increase in net sales.

Operating income in this business segment increased as a result of progress made in reducing costs in the ink-jet printer business and reduction of fixed costs.

As a result of the foregoing, first-quarter net sales in this business segment were ¥205,071 million, down 2.4% from the previous year, while operating income was ¥21,649 million, up 12.3% from the previous year.

In the second quarter (July through September 2008), in the printer business, unit shipments of consumer models of ink-jet printers rose, but there was an increase in the proportion of units in the low-price range of the total sales and the effects of yen appreciation. In POS system-related equipments, unit shipments of large-scale retail store models decreased. Page printer unit shipments declined because of the effects of the economic slowdown and also because we focused more on high-value-added models than low-end models. As a

result, the printer business as a whole saw a decline in net sales.

In the visual instruments business, although 3LCD projector unit shipments grew at a pace that outstripped the overall market growth rate, business-use projector net sales were affected by price decline and the effects of yen appreciation. As a result, the visual instruments business as a whole also reported lower net sales.

Operating income in this business segment declined primarily due to price decline of ink-jet printer and 3LCD projectors and a decline in unit shipments of POS system-related equipments.

As a result of the foregoing, second-quarter net sales in this business segment was ¥200,387 million, down 8.1% from the previous year, while operating income was ¥4,297 million, down 72.2% from the previous year.

As evident from the foregoing results, consolidated net sales for the cumulative second quarter (April through September 2008) of this business segment was ¥405,458 million, down 5.3% from the previous year, while operating income was ¥25,946 million, down 25.3% from the previous year.

Electronic Devices Segment

Structural Comparison of Net Sales


28.6%

Net Sales (100 million yen)


2Q(Interim)
Annual
5,000
4,000
3,000
2,000
1,000
0
Year ended March 2007
Year ended March 2008
Year ended March 2009

Operating Income (100 million yen)


2Q(Interim)
Annual
100
50
0
-50
-100
-150
-200
-250
-300
Year ended March 2007
Year ended March 2008
Year ended March 2009

In the first quarter (April through June 2008), in the display business, prices for amorphous-silicon TFT LCDs ("a-TFT") continued to decline, but demand for use on mobile phone handsets and other applications increased. In low-temperature polysilicon TFT LCDs ("LTPS"), demand for use on high-end mobile phone handsets rose. Unit shipments of MD-TFD LCDs ("TFD"), a business segment that we plan on terminating, and color STN LCDs ("CSTN"), a business segment in which production operations are to be significantly downsized, declined. Net sales for high-temperature polysilicon TFT panels ("HTPS") for 3LCD projectors were affected by declining prices. As a result, the display business as a whole posted significantly lower net sales.

The quartz device business saw net sales decline due to yen appreciation and price decline despite unit shipment growth in markets such as mobile phone handsets and digital cameras ("DSC").

In the semiconductor business, although unit shipments of composite products other than for use on mobile phone handsets increased in line with strategic changes to the product mix, total net sales in this business were affected by a decline in LCD driver shipments to handset manufacturers, as well as by price decline and the effects of yen appreciation. As a result, in the semiconductor business as a whole, net sales edged slightly lower.

Operating income in this business segment turned positive primarily as a result of structural changes in the display business that helped reduce costs, and increased net sales in a-TFT and LTPS and an improvement in the model mix.

As a result of the foregoing, first-quarter net sales in this business segment were ¥87,712 million, down 10.3% from the previous year, while operating income was ¥2,506 million versus an operating loss of ¥5,297 million of the same period last year.

In the second quarter (July through September 2008), in the electronic devices segment, there was growth in demand for a-TFT for use on mobile phone handset, PDA phones and PMP markets. As for LTPS, there was demand in the high-end mobile phone handset market in spite of a decrease in unit shipments for the low-margin DSC market. Unit shipments of both TFD and CSTN declined. As a result, the display business as a whole reported lower net sales in total.

The quartz device business saw net sales decline slightly due to yen appreciation and price decline despite unit shipment growth in markets for use on mobile phone handsets and DCS.

Semiconductor business net sales rose due to an increase in unit shipments of composite products, especially LCD controllers for mobile phone applications, although semiconductor net sales were moderated by a cutback in unit shipments of LCD drivers to handset manufacturers as well as by across-the-board price decline and the effects of yen appreciation.

Operating income in this business segment again turned positive as in the first quarter primarily as a result of cost reductions that accompanied structural changes in the display business, the effects of higher volume in a-TFT and LTPS, and improvements in the model mix.

As a result of the foregoing, second-quarter net sales in this business segment was ¥99,243 million, down 5.0% from the previous year, while operating income was ¥3,919 million versus an operating loss of ¥4,156 million of the same period last year.

As evident from the foregoing results, consolidated net sales for the cumulative second quarter (April through September 2008) of this business segment was ¥186,955 million, down 7.6% from the previous year, while operating income was ¥6,425 million versus an operating loss of ¥9,453 million of the same period last year.

Precision Products Segment

Structural Comparison of Net Sales


6.6%

Net Sales (100 million yen)


2Q(Interim)
Annual
1,000
800
600
400
200
0
Year ended March 2007
Year ended March 2008
Year ended March 2009

Operating Income (100 million yen)


2Q(Interim)
Annual
35
30
25
20
15
10
5
0
Year ended March 2007
Year ended March 2008
Year ended March 2009

In the first quarter (April through June 2008), the precision products segment saw net sales increase due to unit shipment growth of industrial ink-jet systems and IC handlers. Operating income in this business segment increased as a result of increased net sales.

As a result of the foregoing, first-quarter net sales in this business segment was ¥20,284 million, up 5.8% from the previous year, while operating income was ¥241 million, up 280.7% from the previous year.

In the second quarter (July through September 2008), this business segment reported lower net sales due to a decline in watch unit shipments, especially in the U.S. Operating income in this business segment decreased as a result of lower net sales.

As a result of the foregoing, second-quarter net sales in this business segment was ¥22,516 million, down 8.9% from the previous year, while operating income was ¥494 million, down 75.7% from the previous year.

As evident from the foregoing results, consolidated net sales for the cumulative second quarter (April through September 2008) of this business segment was ¥42,801 million, down 2.5% from the previous year, while operating income was ¥736 million, down 64.9% from the previous year.

Overview of Consolidated Accounts

Starting from this consolidated fiscal year, we applied the "accounting standards for quarterly financial statements" and the "guidelines for application of accounting standards for quarterly financial statements", and we prepared the consolidated financial statements for the quarter in accordance with the "regulations for consolidated financial statements for the quarter."

Outline of Consolidated Balance Sheet for the Quarter

Current Assets

Out of the current assets, inventories were ¥188.9 billion (compared to ¥161.3 billion in March 2008). Inventories are increasing as a result of increased production in preparation for sales competition in the second half of the year.

Total Liabilities

Out of the total liabilities, the amount of interest-bearing liabilities was ¥326.1 billion (compared to ¥342.2 billion in March 2008).

Total Net Assets

Out of the total net assets, equity capital was ¥460.8 billion and the capital ratio was 40.5% (compared to ¥447.2 billion and 39.3% respectively in March 2008).

Outline of Consolidated Balance Sheet for the Quarter

(All units: 100 millions of yen)

	March 2009 End of Second Quarter Consolidated Accounting Period (As of September 30, 2008)	March 2008 (As of March 31, 2008)
*** Assets**		
Current assets	7,366	7,372
Fixed assets	4,009	4,019
Tangible fixed assets	3,432	3,432
Intangible fixed assets	211	206
Investments and other assets	365	379
Total assets	11,376	11,391
*** Liabilities**		
Current liabilities	3,798	3,851
Fixed liabilities	2,725	2,825
Total liabilities	6,523	6,677
*** Net assets**		
Shareholders' equity	4,679	4,594
Capital	532	532
Additional paid-in capital	795	795
Retained earnings	3,352	3,267
Treasury stock	(0)	(0)
Evaluation and exchange rate variance	(71)	(122)
Minority shareholders equity	243	242
Total net assets	4,852	4,714
Total liabilities and net assets	11,376	11,391

Note: All amounts have been rounded down to the unit shown (same for all amounts in all balance sheets below).

Outline of Consolidated Income Statement for the Quarter

(All units: 100 millions of yen)

	March 2009 Consolidated Results for Cumulative Second Quarter (April 1, 2008 through September 30, 2008)	Interim March 2008 (April 1, 2007 through September 30, 2007)
Net sales	6,157	6,562
Cost of sales	4,422	4,878
Total sales revenue	1,735	1,684
Sales cost and general administration cost	1,455	1,461
Operating income	280	222
Non-operating profit	61	103
Non-operating cost	66	67
Ordinary income	274	258
Special income	7	5
Special loss	77	42
Net interim income before income taxes etc.	204	221
Corporate tax etc.	82	172
Minority shareholders' income	4	16
Net interim income	117	32

Outline of Consolidated Income Statement for the Quarter

Sales Costs and General Administration Costs

The following amounts are the main expenses and amounts under sales cost and general administration cost:

Salaries	¥39.8 billion
Research and development costs	¥21.7 billion

Outline of Consolidated Cash Flow Statement for the Quarter

(All units: 100 millions of yen)

	March 2009 Consolidated Results for Cumulative Second Quarter (April 1, 2008 through September 30, 2008)	Interim March 2008 (April 1, 2007 through September 30, 2007)
Cash flows from operating activities	207	292
Cash flows from investing activities	(358)	(338)
Cash flows from financing activities	(311)	(337)
Effect of exchange rate fluctuations on cash and cash equivalents	30	2
Net increase (decrease) in cash and cash equivalents	(432)	(381)
Cash and cash equivalents at the beginning of the year	3,164	3,348
Cash and cash equivalents at the end of the quarter (interim) period	2,732	2,967

Outline of Consolidated Cash Flow Statement for the Quarter

Due to the repayment of borrowings through cash reserves, cash flow from financing activities was down by ¥31.1 billion. Cash and cash equivalents at the end of the quarter decreased by ¥43.2 billion from the beginning of the year.

EXHIBIT A-2

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Tender Offer Registration Statement dated September 25, 2008

> Tender Offer Registration Statement filed with the Director of Kanto Local Finance Bureau containing information on the terms and conditions regarding the tender offer for its subsidiary, Orient Watch Co., Ltd.

Public Notification of the Bank Account Administration that opens the Special Account dated October 21, 2008

> Public notification posted on the Internet containing information on the bank account administration that opens the special account for shareholders who did not take procedures to register their shares with the Japan Securities Depository Center, Inc. prior to the effective date of the "Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities" (Law No.88, 2004).

Amendment to the Tender Offer Registration Statement dated October 29, 2008

> Amendment to the Tender Offer Registration Statement filed with the Director of Kanto Local Finance Bureau making corrections to the Tender Offer Registration Statement filed on September 25, 2008 regarding the number of shareholdings with voting rights owned by specially concerned people before the tender offer, and making additions of the consolidated results of the target company for the half year ended September 30, 2008 and the consolidated results of the tender offeror for the half year ended September 30, 2008.

Tender Offer Report dated November 14, 2008

> Tender Offer Report filed with the Director of Kanto Local Finance Bureau reporting the results of the tender offer for its subsidiary, Orient Watch Co., Ltd.

Quarterly Securities Report dated November 14, 2008

> Quarterly Securities Report filed with the Director of Kanto Local Finance Bureau containing information on the business, financial conditions, operating results, and quarterly consolidated financial statements for each of the half year and the second quarter ending on September 30, 2008.

Management's Certificate dated November 14, 2008

> Management's Certificate filed with the Director of Kanto Local Finance Bureau stating that the President and the Chief Financial Officer confirm that

the information contained in the Quarterly Securities Report dated November 14, 2008 has been properly provided.

Disclosure Documents pursuant to Article 794 of the Corporate Law dated November 25, 2008

Disclosure Documents made public containing information about the share-for-share exchange between Seiko Epson Corporation and its subsidiary, Orient Watch Co., Ltd.

Public Notification of the Share-for-share Exchange dated November 25, 2008

Public notification posted on the Internet notifying shareholders and creditors about the share-for-share exchange between Seiko Epson Corporation and its subsidiary, Orient Watch Co., Ltd., and notifying the shareholders to notify the Company in case they are opposed to the share-for-share exchange or wish to exercise their appraisal right, and notifying creditors to notify the Company in case they are opposed to the share-for-share exchange.

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX B.

item 1

October 29, 2008	CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2008

EPSON
EXCEED YOUR VISION

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

October 29, 2008

CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2008

Consolidated Financial Highlights

Income statements and cash flows data (Millions of yen, thousands of U.S. dollars, except for per share data)

	Six months ended September 30		Change	Six months ended September 30, 2008
	2007	2008		
Statements of Income Data:				
Net sales	¥656,267	**¥615,784**	-6.2%	**$5,945,582**
Operating income	22,264	**28,008**	25.8%	**270,425**
Ordinary income	25,846	**27,497**	6.4%	**265,491**
Net income	3,257	**11,720**	259.8%	**113,160**
Statements of Cash Flows Data:				
Cash flows from operating activities	29,200	**20,766**	-28.9%	**200,502**
Cash flows from investing activities	(33,864)	**(35,846)**	5.9%	**(346,104)**
Cash flows from financing activities	(33,715)	**(31,188)**	-7.5%	**(301,129)**
Cash and cash equivalents at the end of the period	296,723	**273,200**	-7.9%	**2,637,829**
Per Share Data:				
Net income per share -Basic	¥16.59	**¥59.69**	259.8%	**$0.57**
-Diluted	¥-	**¥-**	- %	**$-**

Balance sheets data (Millions of yen, thousands of U.S. dollars, except for per share data)

	September 30, 2008	March 31, 2008	September 30, 2008
Total assets	**¥1,137,613**	¥1,139,165	**$10,984,001**
Net assets	**485,224**	471,446	**4,684,985**
Shareholders' equity	**460,828**	447,205	**4,449,435**
Shareholders' equity ratio (%)	**40.5%**	39.3%	**40.5%**
Shareholders' equity per share	**¥2,346.83**	¥2,277.45	**$22.65**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interests in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥103.57 = U.S.$1 at September 30, 2008 has been used for the purpose of presentation.

Operating Performance Highlights and Financial Condition

1. Operating Performance Highlights

Fiscal 2008 Second-Quarter Overview

The global economic environment turned sharply negative during the second quarter of the year under review. In addition to the mounting financial crisis, concerns intensified that the U.S. economy has entered a recession amid a run-up of the core price index, rising unemployment, and a slowdown in personal spending. The European economy also weakened. Although China and other countries in Asia saw continued economic expansion, the global slowdown showed signs of spreading. The Japanese economy, which had been treading water, weakened during the quarter due to the global economic slowdown, as evidenced by declines in exports and production, weakness in capital spending, and declining corporate profits.

The main markets of the Epson Group ("Epson") were as follows. The inkjet printer market contracted compared to last year in every region except Asia. The serial-impact dot-matrix (SIDM) printer market, though contracting in Europe, the U.S. and Japan, recorded strong growth in regions such as China, Southeast Asia and South America. POS systems were negatively impacted by restrained capital spending on the part of major retailers in the face of the U.S. economic slowdown.

The projector market remained strong due to increased demand for business projectors, especially models used in educational institutions. At the same time, demand for compact projectors that offer high brightness and high-resolution images is expanding. The home-theater projector market picked back up following last year's lackluster growth, which slowed due to the emergence of competitively priced large-screen flat-panel TVs.

The mobile phone handset market, the main destination for small- and medium-sized LCDs, expanded. The market was driven primarily by new demand for low-end phones in the emerging economies of Africa, the Middle East, and across Asia, including China and India. At the same time, however, upgrade demand for 3G phones in Europe and the U.S. pulled back due to the economic slowdown. The number of enterprises introducing PDA phones for business uses is increasing. Apart from handset applications, the markets for digital cameras and portable media players ("PMPs") also expanded, though growth is slowing largely due to the economic slowdown.

Meanwhile, however, the markets for Epson's information-related equipment and electronic device products suffer from continued price erosion due to fierce competition in every segment and a relentless shift of demand toward the low-price zone.

In our precision products segment, demand for watches and semiconductor manufacturing equipment softened as a result of the economic slowdown, while eyeglass lens revenues suffered from continued price erosion.

Given the business environment, Epson is engaged in the following projects in fiscal 2008.

First, in the inkjet printer business we are aiming for continued unit sales growth by launching highly competitive products and by adopting a marketing strategy designed to expand print volumes. We are also

intent on continuing our efforts to groom our Micro Piezo technology in order that we can leverage its advantages in the business and industrial printing domains, where it will become a key source of future profit.

On the other hand, we are in the process of transforming our small- and medium-sized display business. Specifically, we are further concentrating our management resources on amorphous-silicon TFT LCDs ("a-TFTs") and low-temperature polysilicon TFT LCDs ("LTPS"). We are also aiming to reduce our dependence on mobile phone handset demand by continuing last year's efforts to capture business opportunities in other markets.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the second quarter of the year under review were ¥107.66 and ¥161.93, respectively. This represents an 8.7% appreciation in the value of the yen against the dollar compared to the same period last year, while the value of the yen against the euro remained largely unchanged over the same period.

Second-quarter net sales were ¥311,507 million ($3,007,695 thousand), down 7.7% compared to the same period last year. Also on a year over year basis, operating income was down 46.8% to ¥5,634 million ($54,397 thousand), ordinary income declined 57.1% to ¥5,519 million ($53,287 thousand), and net income fell 27.9% to ¥1,420 million ($13,710 thousand).

Operating Performance Highlights by Business Segment

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment

The printer business as a whole saw net sales decline. In inkjet printers (including consumables, as in all printer discussions below), unit shipments of consumer models rose, but net sales were constrained by yen appreciation and by an increase of units in the low-price zone as a percentage of total sales. In terminal modules, unit shipments of printers to major retailers declined. Page printer unit shipments declined because of the effects of the economic slowdown and also because we moved the focus away from low-end models toward higher added value models.

The visual instruments business also reported lower net sales. Although 3LCD projector unit shipments grew at a pace that outstripped the overall market growth rate, business projector net sales were constrained by price erosion and the effects of yen appreciation.

Operating income in the information-related equipment segment declined primarily due to inkjet printer and 3LCD projector price erosion and a decline in terminal module unit shipments.

As a result of the foregoing factors, second-quarter net sales in the information-related equipment segment were ¥200,387 million ($1,934,830 thousand), down 8.1% year over year, while operating income was ¥4,297 million ($41,489 thousand), down 72.2% year over year.

Electronic devices

In the electronic devices segment, the display business reported lower total net sales despite a-TFT demand growth in the mobile phone handset, PDA phone and PMP markets, and LTPS order wins in the high-end mobile phone handset market and a paring of unit shipments to the low-margin digital camera market. Total net sales ended lower because unit shipments of both MD-TFD LCDs ("TFD"), a business Epson is scheduled to terminate, and color STN LCDs ("CSTN"), a business where production operations are to be significantly downsized, declined.

The quartz device business saw net sales decline slightly due to yen appreciation and price erosion despite unit shipment growth in markets such as mobile phone handsets and digital cameras.

Semiconductor business net sales rose due to an increase in unit shipments of mixed-signal products, especially LCD controllers for mobile phone applications. Semiconductor net sales were moderated by a cutback in unit shipments of LCD drivers to handset manufacturers as part of strategic changes to the product mix, as well as by across-the-board price declines and the effects of a stronger yen.

Operating income in the electronic devices segment turned positive primarily as a result of cost reductions that accompanied structural changes in the display business, the effects of higher volume in a-TFT and LTPS, and improvements in the model mix.

As a result of the foregoing factors, second-quarter net sales in the electronic devices segment were ¥99,243 million ($958,211 thousand), down 5.0% from the prior year, while operating income was ¥3,919 million ($37,839 thousand) versus an operating loss of ¥4,156 million in the same period last year.

Precision products

The precision products segment reported lower net sales due to a decline in watch unit shipments, especially in the U.S.

Operating income in this segment decreased as a result of lower net sales.

As a result of the foregoing factors, second-quarter net sales in the precision products segment were ¥22,516 million ($217,388 thousand), down 8.9% year over year, while operating income was ¥494 million ($4,769 thousand), down 75.7% year over year.

Operating Performance Highlights by Geographic Segment

A region-by-region breakdown of financial results is provided below.

Japan

Japan reported higher net sales from a-TFT, while TFD, CSTN, inkjet printer and page printer net sales declined. Total quarterly net sales in Japan were ¥298,281 million ($2,880,025 thousand), down 4.0% from

the prior year, while operating income was ¥1,438 million ($13,894 thousand) versus an operating loss of ¥115 million in the same period last year.

The Americas

Amorphous TFT sales increased, while net sales from inkjet printers, terminal modules and dot-matrix printers declined. Total net sales in this region were ¥68,869 million ($664,951 thousand), down 4.4% compared to the same period last year, while operating income was ¥1,502 million ($14,502 thousand), down 42.5% year over year.

Europe

Amorphous TFT sales increased, while net sales from inkjet printers, terminal modules and dot-matrix printers declined. Total net sales for the quarter in Europe were ¥66,288 million ($640,030 thousand), down 5.0% from the prior year, while operating income was ¥2,000 million ($19,310 thousand) versus an operating loss of ¥325 million in the year-ago period.

Asia / Oceania

Net sales revenues were up for 3LCD projectors, but were down for CSTN, TFD and inkjet printers. Total net sales in this region were ¥196,699 million ($1,899,178 thousand), down 7.3% compared to the same period last year, while operating income was ¥5,985 million ($57,787 thousand), down 46.3% year over year.

First-Half Operating Performance

Net sales for the first two quarters (six months) of the year under review were ¥615,784 million ($5,945,582 thousand), down 6.2% compared to the same period last year despite higher unit shipments of a-TFT and LTPS LCDs for use in mobile phones, PDA phones and PMPs. Reasons for the decline included lower TFD and CSTN unit shipments, an increase in low-priced units as a percentage of total inkjet printer sales, yen appreciation, and lower page printer unit shipments due to the focus on high added-value models. Income was up in every category compared to the first half of last year. Operating income was ¥28,008 million ($270,425 thousand), up 25.8%, ordinary income was ¥27,497 million ($265,491 thousand), up 6.4%, and net income was ¥11,720 million ($113,160 thousand), up 259.8%. Although tempered by the effects of price erosion in consumer inkjet printers and weakness in enterprise sales of inkjet printers and terminal modules due to the economic slowdown, income benefited primarily from cost-cutting associated with structural reforms in the display business and increased unit shipments of a-TFT and LTPS LCDs.

2. Liquidity and Financial Position

Financial Condition

Total assets were ¥1,137,613 million ($10,984,001 thousand), a decline of ¥1,551 million ($14,975 thousand) compared to the last fiscal year end. The decrease is attributed primarily to a ¥580 million ($5,600 thousand) decline in cash and deposits and other current assets, as well as a ¥1,457 million ($14,067 thousand) decline in investments and other assets, mainly comprising investment securities.

Total liabilities were ¥652,389 million ($6,299,016 thousand), down ¥15,328 million ($147,996 thousand) compared to the end of the last fiscal year. Current liabilities decreased by ¥5,306 million ($51,231 thousand), while noncurrent liabilities were down ¥10,022 million ($96,765 thousand). The decrease in current liabilities was mainly due to a reduction in the current portion of long-term loans payable. The decrease in long-term liabilities was primarily due to a decline in long-term loans payable.

3. Fiscal 2008 Forecast

Since the previous results outlook was issued on July 30, 2008, confusion has struck the financial and capital markets in the wake of the US sub-prime loan problem, the yen has appreciated rapidly on foreign exchange markets, and the economy has slipped towards recession.

These economic trends are expected to have an increasing impact on the markets for Epson's main products. The Company has therefore decided to revise its full-year forecasts for net sales, operating income, ordinary income, and net income.

These full-year forecasts are calculated on the basis of second half exchange rates of US$1 = 100 yen and 1 euro = 135 yen.

Consolidated Full-Year Results Outlook

	Ref: FY2007 Full-Year Results	Current Outlook	Change
Net sales	¥1,347.8 billion	¥1,263.0 billion	-¥84.8 billion (-6.3%)
Operating income	¥57.5 billion	¥45.0 billion	-¥12.5 billion (-21.8%)
Ordinary income	¥63.2 billion	¥53.0 billion	-¥10.2 billion (-16.2%)
Net income	¥19.0 billion	¥27.0 billion	+¥7.9 billion (+41.4%)
Foreign exchange rate	$1USD = ¥114 1 euro = ¥162	$1USD = ¥103 1 euro = ¥149	

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
	September 30, 2008	March 31, 2008	September 30, 2008
Assets			
Current assets:			
Cash and deposits	¥136,610	¥171,970	$1,319,011
Notes and accounts receivable-trade	195,149	187,775	1,884,254
Short-term investment securities	129,007	137,079	1,245,602
Finished goods	112,196	86,344	1,083,286
Work in process	50,405	49,618	486,675
Raw materials and supplies	26,330	25,394	254,224
Other	90,030	82,094	869,267
Allowance for doubtful accounts	(3,066)	(3,032)	(29,603)
Total current assets	736,664	737,245	7,112,716
Noncurrent assets:			
Property, plant and equipment			
Buildings and structures	439,141	435,868	4,240,040
Machinery, equipment and vehicles	570,610	536,915	5,509,424
Tools, furniture and fixtures	198,756	196,487	1,919,049
Other	65,716	67,184	634,508
Accumulated depreciation	(930,993)	(893,193)	(8,989,021)
Total property, plant and equipment	343,231	343,261	3,314,000
Intangible assets	21,178	20,660	204,490
Investments and other assets:			
Investment securities	19,312	20,419	186,463
Other	17,433	17,756	168,320
Allowance for doubtful accounts	(206)	(178)	(1,988)
Total investments and other assets	36,539	37,997	352,795
Total noncurrent assets	400,949	401,919	3,871,285
Total assets	¥1,137,613	¥1,139,165	$10,984,001

The accompanying notes are an integral part of these financial statements.

	Millions of yen		Thousands of U.S. dollars
	September 30, 2008	March 31, 2008	September 30, 2008
Liabilities			
Current liabilities:			
Notes and accounts payable-trade	¥115,702	¥100,453	$1,117,138
Short-term loans payable	33,267	25,283	321,203
Current portion of long-term loans payable	50,629	73,047	488,838
Income taxes payable	10,118	10,086	97,692
Provision for bonuses	19,486	20,285	188,143
Provision for product warranties	10,387	11,240	100,289
Other	140,224	144,726	1,353,937
Total current liabilities	379,816	385,123	3,667,240
Noncurrent liabilities:			
Bonds payable	100,000	100,000	965,530
Long-term loans payable	134,085	143,871	1,294,664
Provision for retirement benefits	12,628	14,532	121,927
Accrued recycle costs	953	948	9,201
Provision for product warranties	606	830	5,851
Provision for loss on litigation	3,161	2,955	30,520
Negative goodwill	2,242	2,877	21,647
Other	18,895	16,580	182,436
Total noncurrent liabilities	272,573	282,595	2,631,776
Total liabilities	652,389	667,718	6,299,016
Net assets			
Shareholders' equity:			
Capital stock			
Authorized - 607,458,368 shares			
Issued - 196,364,592 shares	53,204	53,204	513,700
Capital surplus	79,500	79,500	767,596
Retained earnings	335,297	326,719	3,237,406
Treasury stock			
September 30, 2008 - 2,577 shares			
March 31, 2008 - 2,251 shares	(8)	(7)	(77)
Total shareholders' equity	467,994	459,417	4,518,625
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	3,148	3,859	30,394
Deferred gains or losses on hedges	2,529	156	24,418
Foreign currency translation adjustment	(12,844)	(16,227)	(124,001)
Total valuation and translation adjustments	(7,166)	(12,211)	(69,189)
Minority interests	24,395	24,240	235,549
Total net assets	485,224	471,446	4,684,985
Total liabilities and net assets	¥1,137,613	¥1,139,165	$10,984,001

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31, 2008	Six months ended September 30, 2008
	2007	2008		
Net sales	¥656,267	¥615,784	¥1,347,841	$5,945,582
Cost of sales	487,815	442,224	979,391	4,269,808
Gross profit	168,451	173,560	368,449	1,675,774
Selling, general and administrative expenses	146,187	145,551	310,871	1,405,349
Operating income	22,264	28,008	57,577	270,425
Non-operating income:				
Interest income	3,376	2,694	6,498	26,011
Others	6,988	3,463	10,470	33,436
Total non-operating income	10,365	6,157	16,968	59,447
Non-operating expenses:				
Interest expenses	3,252	2,782	6,406	26,861
Foreign exchange losses	2,362	3,081	2,667	29,758
Others	1,167	804	2,208	7,762
Total non-operating expenses	6,782	6,669	11,282	64,381
Ordinary income	25,846	27,497	63,263	265,491
Extraordinary income:				
Reversal of provision for loss on	-	269	2,392	2,597
Amortization of net retirement benefit obligation at transition	368	-	-	-
Others	229	438	3,668	4,238
Total extraordinary income	597	708	6,061	6,835
Extraordinary loss:				
Loss on valuation of inventories	-	4,569	-	44,124
Others	4,277	3,203	17,279	30,925
Total extraordinary losses	4,277	7,773	17,279	75,049
Income before income taxes and minority interests	22,166	20,432	52,045	197,277
Income taxes-current	17,280	8,230	30,223	79,473
Minority interests in income	1,628	481	2,728	4,644
Net income	¥3,257	¥11,720	¥19,093	$113,160

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30, 2008
	2007	2008	
Net sales	¥337,675	¥311,507	$3,007,695
Cost of sales	251,060	229,661	2,217,447
Gross profit	86,615	81,846	790,248
Selling, general and administrative expenses	76,016	76,211	735,851
Operating income	10,598	5,634	54,397
Non-operating income:			
Interest income	1,769	1,331	12,851
Others	5,209	1,642	15,854
Total non-operating income	6,978	2,973	28,705
Non-operating expenses:			
Interest expenses	1,671	1,343	12,978
Foreign exchange losses	2,144	1,152	11,122
Others	897	592	5,715
Total non-operating expenses	4,712	3,088	29,815
Ordinary income	12,864	5,519	53,287
Extraordinary income:			
Gain on sales of golf memberships	-	79	762
Gain on prior periods adjustment for removal	-	64	617
Others	52	123	1,208
Total extraordinary income	52	268	2,587
Extraordinary loss:			
Loss on retirement of noncurrent assets	403	428	4,132
Others	2,653	646	6,227
Total extraordinary losses	3,056	1,074	10,359
Income before income taxes and minority interests	9,860	4,714	45,515
Income taxes-current	6,584	2,976	28,735
Minority interests in income	1,306	318	3,070
Net income	¥1,970	¥1,420	$13,710

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Six months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30		Six months ended September 30, 2008
	2007	2008	
Consolidated quarterly statements of cash flows			
Net cash provided by (used in) operating activities			
Income before income taxes and minority interests	¥22,166	¥20,432	$197,277
Depreciation and amortization	38,591	38,113	367,992
Equity in (earnings) losses of affiliates	(58)	(41)	(395)
Amortization of goodwill	(623)	(600)	(5,793)
Increase (decrease) in allowance for doubtful accounts	69	87	840
Increase (decrease) in provision for bonuses	2,534	(774)	(7,473)
Increase (decrease) in provision for product warranties	(950)	(999)	(9,645)
Increase (decrease) in provision for retirement benefits	(6,573)	(1,772)	(17,109)
Interest and dividends income	(7,583)	(2,954)	(28,521)
Interest expenses	3,252	2,782	26,861
Foreign exchange losses (gains)	(17)	(968)	(9,346)
Loss (gain) on sales of noncurrent assets	(126)	(157)	(1,515)
Loss on retirement of noncurrent assets	983	965	9,317
Loss (gain) on sales of investment securities	(99)	(28)	(270)
Decrease (increase) in notes and accounts receivable-trade	(7,431)	(8,035)	(77,580)
Decrease (increase) in inventories	(15,832)	(29,124)	(281,205)
Increase (decrease) in accrued consumption taxes	556	1,403	13,546
Increase (decrease) in notes and accounts payable-trade	23,812	16,962	163,773
Other, net	(19,744)	(7,330)	(70,773)
Subtotal	32,925	27,962	269,981
Interest and dividends income received	4,034	2,933	28,319
Interest expenses paid	(3,096)	(2,932)	(28,309)
Income taxes paid	(4,662)	(7,196)	(69,489)
Net cash provided by (used in) operating activities	29,200	20,766	200,502
Net cash provided by (used in) investment activities			
Decrease (increase) in time deposits	821	(579)	(5,590)
Purchase of investment securities	(366)	(457)	(4,412)
Proceeds from sales of investment securities	342	219	2,114
Proceeds from redemption of investment securities	5,000	-	-
Purchase of property, plant and equipment	(37,784)	(30,605)	(295,490)
Proceeds from sales of property, plant and equipment	421	273	2,635
Purchase of intangible assets	(3,036)	(4,661)	(45,003)
Proceeds from sales of intangible assets	0	9	86
Purchase of long-term prepaid expenses	(120)	(147)	(1,419)
Other, net	856	101	975
Net cash provided by (used in) investment activities	(33,864)	(35,846)	(346,104)
Net cash provided by (used in) financing activities			
Net increase (decrease) in short-term loans payable	(3,963)	9,101	87,872
Proceeds from long-term loans payable	20,500	-	-
Repayment of long-term loans payable	(66,462)	(32,199)	(310,920)
Proceeds from issuance of bonds	20,000	-	-
Repayments of lease obligations	-	(4,552)	(43,950)
Purchase of treasury stock	(0)	(0)	(0)
Cash dividends paid	(3,141)	(3,141)	(30,327)
Cash dividends paid to minority shareholders	(374)	(394)	(3,804)
Other, net	(272)	-	-
Net cash provided by (used in) financing activities	(33,715)	(31,188)	(301,129)
Effect of exchange rate change on cash and cash equivalents	229	3,054	29,487
Net increase (decrease) in cash and cash equivalents	(38,149)	(43,214)	(417,244)
Cash and cash equivalents at beginning of period	334,873	316,414	3,055,073
Cash and cash equivalents at end of period	¥296,723	¥273,200	$2,637,829

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

With the exception of the sections listed below, the "Basis of presenting consolidated financial statements" and "Summary of significant accounting policies" have been omitted as there were no significant changes to the versions printed in the Seiko Epson Annual Report 2008.

Moreover, some notes such as "Investments in debt and equity securities" and "Derivative instruments" have not been disclosed herein since they are insignificant to the consolidated results.

1. Basis of presenting consolidated financial statements

The amounts in the accompanying consolidated financial statements and the notes thereto for the periods starting from April 1, 2007 are rounded down.

Certain prior period amounts have been reclassified to conform to the presentations for the current periods.

2. Number of group companies

As of September 30, 2008, the Company had 98 consolidated subsidiaries. It has applied the equity method in respect to two unconsolidated subsidiaries and four affiliates.

3. Changes in significant accounting policies

(1) Change in the Accounting Standard for the Measurement of Inventories

Effective April 1, 2008, Epson adopted the Accounting Standards Board of Japan (ASBJ) Statement No.9, "Accounting Standard for Measurement of Inventories, released on July 5, 2006. In conjunction with the adoption of this accounting standard, Epson modified the measurement method for valuing inventories.

As a result, Operating income and Ordinary income for the six months ended September 30, 2008 increased by ¥1,488 million ($14,367 thousand), and Income before income taxes and minority interests for the six months ended September 30, 2008 decreased by ¥3,080 million ($29,738 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

The influence on segment information by the adoption of this standard is noted in the relevant sections.

(2) Change in the Accounting Standard for Lease Transactions

Effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.13, "Accounting Standard for Lease Transactions" and its Guidance No.16, "Guidance on Accounting Standard for Lease Transactions", as revised on March 30, 2007.

Prior to April 1, 2008, capital leases, other than those under which ownership of the assets would be transferred to the lessee at the end of the lease term, were accounted for as operating leases. Under these accounting standards, these leases are accounted for as capital leases and depreciated/amortized in accordance with the straight-line method over the periods of the leases, assuming no residual value.

As a result, Operating income and Ordinary income for the six months ended September 30, 2008 increased by ¥434 million ($4,190 thousand) and ¥255 million ($2,462 thousand), respectively, and Income before income taxes and minority interests for the six months ended September 30, 2008 decreased by ¥390 million ($3,765 thousand) from the corresponding amounts which would have been reported if the previous method had been applied consistently.

The influence on segment information by the adoption of these standards is noted in the relevant sections.

(3) Completed-Contract Method, Percentage-of-Completion Method

Effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.15, "Accounting Standard for Construction Contracts" and its Guidance No.18, "Guidance on Accounting Standard for Construction Contracts", issued on December 27, 2007.

Prior to April 1, 2008, the Company and its domestic subsidiaries applied the completed-contract method for recognizing revenues and costs of long-term construction contracts. Under ASBJ Statement No.15 and its Guidance No.18, the percentage-of-completion method shall be applied if the outcome of the construction activity is deemed certain during the course of the activity during the quarterly period, otherwise the completed-contract method shall be applied. The percentage of completion at the end of each quarterly period shall be estimated based on the percentage of the cost incurred to the estimated total cost.

The adoption of these standards did not have a material effect on Epson's results of operations and financial position for the six months ended September 30, 2008. The contract revenue and related costs that were computed based on the percentage of completion of construction activities as of April 1, 2008 were recorded in Extraordinary income as a result of offsetting contract revenue of ¥157 million ($1,515 thousand) against related costs of ¥113 million ($1,091 thousand).

4. Credit agreements

As at September 30, 2008, the Company had line-of-credit agreements with twenty-eight financial institutions for an aggregate maximum amount of ¥80,000 million ($772,424 thousand). As at September 30, 2008, there were unused lines of credit of ¥50,000 million ($482,765 thousand) outstanding and available.

5. Goodwill

Epson had goodwill and negative goodwill as at September 30, 2008 and as at March 31, 2008. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in long-term liabilities after being offset against goodwill. The amounts of goodwill and negative goodwill before offsetting as at September 30, 2008 and as at March 31, 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2008	March 31, 2008	September 30, 2008
Goodwill	¥398	¥423	$3,842
Negative goodwill	2,640	3,300	25,490

6. Cash dividends

The amount of year-end cash dividends per share, which the Company paid to the shareholders of record at last fiscal year-end during the six months ended September 30, 2008, was as follows:

Cash dividends per share	Yen	U.S. dollars
Year-end	¥16.00	$0.15

The effective date of the distribution for year-end, which were paid during the six months ended September 30, 2008, was June 26, 2008.

On October 29, 2008, the board of directors declared interim cash dividends by resolution to the shareholders of record as at September 30, 2008. The amounts of the interim cash dividends, which will be paid to shareholders, are as follows:

	Millions of yen	Thousands of U.S. dollars
Interim cash dividends	¥3,730	$36,014
	Yen	U.S. dollars
Cash dividends per share	¥19.00	$0.18

The effective date of the distribution for the interim cash dividends is December 5, 2008.

7. Net income per share

Calculation of net income per share for the six months ended September 30, 2008 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Six months ended September 30, 2008	
Net income attributable to common shares	¥11,720	$113,160

	Thousands of shares
Weighted-average number of common shares outstanding	196,362

	Yen	U.S. dollars
Net income per share	¥59.69	$0.57

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the six months ended September 30, 2008.

Calculation of net income per share for the three months ended September 30, 2008 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Three months ended September 30, 2008	
Net income attributable to common shares	¥1,420	$13,710

	Thousands of shares
Weighted-average number of common shares outstanding	196,362

	Yen	U.S. dollars
Net income per share	¥7.23	$0.06

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding during the three months ended September 30, 2008.

8. Selling, general and administrative expenses

The significant components of selling, general and administrative expenses for the six months ended September 30, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	Six months ended September 30, 2008	
Salaries and wages	¥39,832	$384,590
Research and development costs	21,756	$210,060

The significant components of selling, general and administrative expenses for the three months ended September 30, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
	Three months ended September 30, 2008	
Salaries and wages	¥20,608	$198,976
Research and development costs	11,595	$111,953

9. Cash flow information

Cash and cash equivalents at September 30, 2008 comprised the following:

	Millions of yen	Thousands of U.S. dollars
	September 30, 2008	
Cash and deposits	¥136,610	$1,319,011
Short-term investments	129,007	1,245,602
Short-term loans receivables	10,000	96,542
Less:		
Short-term borrowings (overdrafts)	(353)	(3,408)
Time deposits due over three months	(2,048)	(19,774)
Short-term investments due over three months	(15)	(144)
Cash and cash equivalents	¥273,200	$2,637,829

The Company obtained marketable securities, the fair value of which was ¥9,957 million ($96,137 thousand) and ¥9,606 million at September 30, 2008 and at March 31, 2008, respectively, as deposit for the short-term loans receivables above.

10. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at September 30, 2008 and at March 31, 2008 were ¥1,869 million ($18,045 thousand) and ¥2,038 million, respectively. Furthermore, the amount of discounted notes at September 30, 2008 was ¥17 million ($164 thousand).

11. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, page printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, crystal units, crystal oscillators, optical devices and CMOS LSI.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the three months ended September 30, 2007 and 2008:

Three months ended September 30:

	Millions of yen						
	Three months ended September 30, 2007						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥217,560	¥94,554	¥24,401	¥1,159	¥337,675	-	¥337,675
Inter-segment	549	9,945	311	5,372	16,178	¥(16,178)	-
Total	218,109	104,499	24,712	6,531	353,853	(16,178)	337,675
Operating income (loss)	¥15,462	¥(4,156)	¥2,033	¥(2,764)	¥10,575	¥23	¥10,598

	Millions of yen						
	Three months ended September 30, 2008						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥199,794	¥88,601	¥22,100	¥1,010	¥311,507	-	¥311,507
Inter-segment	593	10,641	415	7,105	18,755	¥(18,755)	-
Total	200,387	99,243	22,516	8,115	330,263	(18,755)	311,507
Operating income (loss)	¥4,297	¥3,919	¥494	¥ (3,237)	¥5,473	¥160	¥5,634

	Thousands of U.S. dollars						
	Three months ended September 30, 2008						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	$1,929,093	$855,469	$213,382	$9,751	$3,007,695	-	$3,007,695
Inter-segment	5,737	102,742	4,006	68,600	181,085	$(181,085)	-
Total	1,934,830	958,211	217,388	78,351	3,188,780	(181,085)	3,007,695
Operating income (loss)	$41,489	$37,839	$4,769	$(31,254)	$52,843	$1,554	$54,397

The table below summarizes the business segment information of Epson for the six months ended September 30, 2007 and 2008:

Six months ended September 30:

	Millions of yen						
	Six months ended September 30, 2007						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥426,998	¥183,735	¥43,398	¥2,135	¥656,267	-	¥656,267
Inter-segment	1,172	18,518	484	11,304	31,480	¥(31,480)	-
Total	428,170	202,253	43,883	13,440	687,748	(31,480)	656,267
Operating income (loss)	¥34,741	¥(9,453)	¥2,096	¥(5,361)	¥22,022	¥241	¥22,264

	Millions of yen						
	Six months ended September 30, 2008						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥404,225	¥167,593	¥42,067	¥1,898	¥615,784	-	¥615,784
Inter-segment	1,233	19,361	733	15,499	36,827	¥(36,827)	-
Total	405,458	186,955	42,801	17,398	652,612	(36,827)	615,784
Operating income (loss)	¥25,946	¥6,425	¥736	¥(5,529)	¥27,579	¥429	¥28,008

	Thousands of U.S. dollars						
	Six months ended September 30, 2008						
	Information-related equipment	Electronic devices	Precision products	Other	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	$3,902,927	$1,618,161	$406,169	$18,325	$5,945,582	-	$5,945,582
Inter-segment	11,915	186,936	7,077	149,647	355,575	$(355,575)	-
Total	3,914,842	1,805,097	413,246	167,972	6,301,157	(355,575)	5,945,582
Operating income (loss)	$250,526	$62,035	$7,106	$(53,384)	$266,283	$4,142	$270,425

Change in the Accounting Standard for the Measurement of Inventories

As described in Note 3 (1), effective April 1, 2008, Epson adopted ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", issued on July 5, 2006.

As a result, for the six months ended September 30, 2008, Operating income from information-related equipment segment, electronic devices segment, precision products segment and other increased by ¥88 million ($849 thousand), ¥1,284 million ($12,397 thousand), ¥95 million ($917 thousand) and ¥20 million ($193 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

Change in the Accounting Standard for Lease Transactions

As described in Note 3 (2), effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.13, "Accounting Standard for Lease Transactions", and ASBJ Guidance No.16, "Guidance on Accounting Standard for Lease Transactions", as amended on March 30, 2007.

As a result, for the six months ended September 30, 2008, Operating income from information-related equipment segment, electronic devices segment, precision products segment and other increased by ¥7 million ($67 thousand), ¥421 million ($4,064 thousand), ¥0 million ($0 thousand) and ¥4 million ($38 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the three months ended September 30, 2007 and 2008:

Three months ended September 30:

	Millions of yen						
	Three months ended September 30, 2007						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥149,499	¥62,766	¥67,647	¥57,761	¥337,675	-	¥337,675
Inter-segment	161,127	9,304	2,131	154,441	327,005	¥(327,005)	-
Total	310,626	72,071	69,779	212,203	664,681	(327,005)	337,675
Operating income (loss)	¥(115)	¥2,612	¥(325)	¥11,153	¥13,324	¥(2,725)	¥10,598

	Millions of yen						
	Three months ended September 30, 2008						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥133,012	¥60,526	¥64,232	¥53,736	¥311,507	-	¥311,507
Inter-segment	165,269	8,343	2,056	142,962	318,632	¥(318,632)	-
Total	298,281	68,869	66,288	196,699	630,139	(318,632)	311,507
Operating income (loss)	¥1,438	¥1,502	¥2,000	¥5,985	¥10,926	¥(5,291)	¥5,634

	Thousands of U.S. dollars						
	Three months ended September 30, 2008						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	$1,284,282	$584,397	$620,179	$518,837	$3,007,695	-	$3,007,695
Inter-segment	1,595,743	80,554	19,851	1,380,341	3,076,489	$(3,076,489)	-
Total	2,880,025	664,951	640,030	1,899,178	6,084,184	(3,076,489)	3,007,695
Operating income (loss)	$13,894	$14,502	$19,310	$57,787	$105,493	$(51,096)	$54,397

The table below summarizes the geographic segment information of Epson for the six months ended September 30, 2007 and 2008:

Six months ended September 30:

	Millions of yen Six months ended September 30, 2007						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥287,616	¥122,729	¥133,769	¥112,152	¥656,267	-	¥656,267
Inter-segment	311,429	19,521	3,811	285,545	620,308	¥(620,308)	-
Total	599,045	142,251	137,580	397,698	1,276,576	(620,308)	656,267
Operating income (loss)	¥10,818	¥5,783	¥95	¥16,702	¥33,399	¥(11,134)	¥22,264

	Millions of yen Six months ended September 30, 2008						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	¥265,707	¥120,890	¥128,681	¥100,505	¥615,784	-	¥615,784
Inter-segment	301,597	15,716	3,363	266,545	587,222	¥(587,222)	-
Total	567,305	136,606	132,044	367,050	1,203,007	(587,222)	615,784
Operating income (loss)	¥11,232	¥5,561	¥4,870	¥11,614	¥33,279	¥(5,270)	¥28,008

	Thousands of U.S. dollars Six months ended September 30, 2008						
	Japan	The Americas	Europe	Asia/Oceania	Total	Eliminations and corporate	Consolidated
Net sales:							
Customers	$2,565,493	$1,167,229	$1,242,454	$970,406	$5,945,582	-	$5,945,582
Inter-segment	2,912,022	151,742	32,470	2,573,573	5,669,807	$(5,669,807)	-
Total	5,477,515	1,318,971	1,274,924	3,543,979	11,615,389	(5,669,807)	5,945,582
Operating income (loss)	$108,468	$53,693	$47,021	$112,136	$321,318	$(50,893)	$270,425

Change in the Accounting Standard for the Measurement of Inventories

As described in Note 3 (1), effective April 1, 2008, Epson adopted ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", issued on July 5, 2006.

As a result, for the six months ended September 30, 2008, Operating income from both Japan and the Eliminations and corporate increased by ¥380 million ($3,669 thousand) and ¥1,108 million ($10,698 thousand), respectively from the corresponding amounts which would have been reported if the previous method had been applied consistently.

Change in the Accounting Standard for Lease Transactions

As described in Note 3 (2), effective April 1, 2008, the Company and its domestic subsidiaries adopted ASBJ Statement No.13, "Accounting Standard for Lease Transactions", and ASBJ Guidance No.16, "Guidance on Accounting Standard for Lease Transactions", as amended on March 30, 2007.

As a result, for the six months ended September 30, 2008, Operating income from Japan increased by ¥434 million ($4,190 thousand) from the corresponding amount which would have been reported if the previous method had been applied consistently.

Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended September 30, 2007 and 2008:

Three months ended September 30:

	Millions of yen			
	Three months ended September 30, 2007			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	¥69,344	¥82,017	¥83,696	¥235,058
Consolidated net sales				¥337,675
Percentage of overseas sales to consolidated net sales (%)	20.5%	24.3%	24.8%	69.6%

	Millions of yen			
	Three months ended September 30, 2008			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	¥67,640	¥71,347	¥82,550	¥221,538
Consolidated net sales				¥311,507
Percentage of overseas sales to consolidated net sales (%)	21.7%	22.9%	26.5%	71.1%

	Thousands of U.S. dollars			
	Three months ended September 30, 2008			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	$653,084	$688,877	$797,056	$2,139,017
Consolidated net sales				$3,007,695
Percentage of overseas sales to consolidated net sales (%)	21.7%	22.9%	26.5%	71.1%

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the six months ended September 30, 2007 and 2008:

Six months ended September 30:

	Millions of yen			
	Six months ended September 30, 2007			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	¥135,216	¥162,379	¥159,478	¥457,074
Consolidated net sales				¥656,267
Percentage of overseas sales to consolidated net sales (%)	20.6%	24.7%	24.3%	69.6%

	Millions of yen			
	Six months ended September 30, 2008			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	¥132,912	¥144,778	¥152,337	¥430,029
Consolidated net sales				¥615,784
Percentage of overseas sales to consolidated net sales (%)	21.6%	23.5%	24.7%	69.8%

	Thousands of U.S. dollars			
	Six months ended September 30, 2008			
	The Americas	Europe	Asia/Oceania	Total
Overseas sales	$1,283,305	$1,397,875	$1,470,881	$4,152,061
Consolidated net sales				$5,945,582
Percentage of overseas sales to consolidated net sales (%)	21.6%	23.5%	24.7%	69.8%

item 2

October 29, 2008

Supplementary Information

Consolidated Half Year ended September 30, 2008

Supplementary Information

Consolidated Half Year ended September 30, 2008

1. Sales by division

(Unit: billion yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Information-related equipment	428.1	405.4	(5.3%)	860.0	(4.8%)
Printer	359.2	337.2	(6.1%)	716.0	(5.9%)
Visual instruments	54.2	54.7	1.0%	115.0	3.3%
Other	14.9	13.8	(7.5%)	30.0	(3.1%)
Intra-segment sales	(0.2)	(0.3)	-%	(1.0)	-%
Electronic devices	202.2	186.9	(7.6%)	350.0	(11.4%)
Display	115.9	99.8	(13.9%)	184.0	(17.9%)
Quartz device	50.0	48.2	(3.7%)	94.0	(6.7%)
Semiconductor	41.2	41.8	1.4%	77.0	(3.4%)
Other	2.3	1.6	(30.0%)	5.0	48.1%
Intra-segment sales	(7.3)	(4.5)	-%	(10.0)	-%
Precision products	43.8	42.8	(2.5%)	86.0	2.5%
Other	13.4	17.3	29.4%	33.0	13.3%
Inter-segment sales	(31.4)	(36.8)	-%	(66.0)	-%
Consolidated sales	656.2	615.7	(6.2%)	1,263.0	(6.3%)

2. Business segment information

(Unit: billion yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Information-related equipment					
Net sales:					
Customers	426.9	404.2	(5.3%)	858.0	(4.7%)
Inter-segment	1.1	1.2	5.2%	2.0	(20.9%)
Total	428.1	405.4	(5.3%)	860.0	(4.8%)
Operating expenses	393.4	379.5	(3.5%)	797.0	(2.8%)
Operating income	34.7	25.9	(25.3%)	63.0	(24.3%)
Electronic devices					
Net sales:					
Customers	183.7	167.5	(8.8%)	317.0	(12.0%)
Inter-segment	18.5	19.3	4.6%	33.0	(6.0%)
Total	202.2	186.9	(7.6%)	350.0	(11.4%)
Operating expenses	211.7	180.5	(14.7%)	358.0	(13.2%)
Operating income (loss)	(9.4)	6.4	-%	(8.0)	-%
Precision products					
Net sales:					
Customers	43.3	42.0	(3.1%)	85.0	2.5%
Inter-segment	0.4	0.7	51.4%	1.0	(2.4%)
Total	43.8	42.8	(2.5%)	86.0	2.5%
Operating expenses	41.7	42.0	0.7%	84.0	3.5%
Operating income	2.0	0.7	(64.9%)	2.0	(26.8%)
Other					
Net sales:					
Customers	2.1	1.8	(11.1%)	3.0	(32.2%)
Inter-segment	11.3	15.4	37.1%	30.0	21.5%
Total	13.4	17.3	29.4%	33.0	13.3%
Operating expenses	18.8	22.9	21.9%	45.0	10.9%
Operating loss	(5.3)	(5.5)	-%	(12.0)	-%
Elimination and corporate					
Net sales	(31.4)	(36.8)	-%	(66.0)	-%
Operating expenses	(31.7)	(37.2)	-%	(66.0)	-%
Operating income	0.2	0.4	77.7%	0.0	-%
Consolidated					
Net sales	656.2	615.7	(6.2%)	1,263.0	(6.3%)
Operating expenses	634.0	587.7	(7.3%)	1,218.0	(5.6%)
Operating income	22.2	28.0	25.8%	45.0	(21.8%)

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Capital expenditure	30.6	29.2	(4.5%)	83.0	29.8%
Information-related equipment	11.5	14.7	27.8%	33.0	31.1%
Electronic devices	14.6	11.1	(23.6%)	32.0	20.6%
Precision products	1.3	1.4	12.1%	5.0	23.8%
Other	3.1	1.8	(41.6%)	13.0	58.2%
Depreciation and amortization	38.5	38.1	(1.2%)	83.0	4.8%

4. Research and development

(Unit: billion yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase %	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 %
Research and Development	40.9	40.4	(1.3%)	89.0	7.4%
R&D / sales ratio	6.2%	6.6%		7.0%	

5. Management indices

(Unit: %)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase Point	Forecast for the year ended March 31, 2009	Increase compared to year ended March 31, 2008 Point
Return on equity (ROE)	0.7%	2.6%	1.9	5.9%	1.7
Return on assets (ROA)	2.0%	2.4%	0.4	4.6%	(0.6)
Return on sales (ROS)	3.9%	4.5%	0.6	4.2%	(0.5)

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity
2. ROA=Ordinary income / Beginning and ending balance average total assets
3. ROS=Ordinary income / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase
Foreign exchange effect	25.7	(24.1)	(49.9)
U.S. dollars	5.2	(18.8)	(24.1)
Euro	13.4	0.3	(13.1)
Other	7.0	(5.5)	(12.6)
Exchange rate			
Yen / U.S. dollars	119.33	106.11	
Yen / Euro	162.30	162.68	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2007	March 31, 2008	September 30, 2008	Increase compared to March 31, 2008
Inventory	194.8	161.3	188.9	27.5
Information-related equipment	117.5	91.0	119.2	28.1
Electronic devices	58.2	50.5	50.6	0.0
Precision products	17.3	17.4	17.4	0.0
Other / Corporate	1.7	2.2	1.6	(0.5)
				(Unit: days)
Turnover by days	54	44	56	12
Information-related equipment	50	37	54	17
Electronic devices	53	47	50	3
Precision products	72	76	75	(1)
Other / Corporate	24	28	17	(11)

Note: Turnover by days=Ending balance of inventory / Prior 6 months (Prior 12 months) sales per day

8. Employees

(Unit: person)

	September 30, 2007	March 31, 2008	September 30, 2008	Increase compared to March 31, 2008
Number of employees at period end	95,129	88,925	93,279	4,354
Domestic	26,411	25,735	26,220	485
Overseas	68,718	63,190	67,059	3,869

October 29, 2008

First Half and Second Quarter Financial Results
Fiscal Year 2008 (Ending March 31, 2009)

EPSON
EXCEED YOUR VISION

First Half and Second Quarter Financial Results Fiscal Year 2008 (Ending March 31, 2009)

October 29, 2008

SEIKO EPSON CORPORATION



EPSON
EXCEED YOUR VISION

■Disclaimer regarding forward-looking statements

The foregoing statements regarding future results reflect the Company's expectations based on information available at the time of announcement. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, technological changes, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

■ Numerical values presented herein

Numbers are rounded to the unit indicated.
Percentages are rounded off to one decimal place.

First Half Financial Highlights

(Billions of yen)	FY2007 Actual	%	FY2008 Previous Outlook	%	FY2008 Actual	%	Change Y/Y	Change Vs. 7/30 Outlook
Net sales	656.2	-	620.0	-	615.7	-	-40.4 -6.2%	-4.2 -0.7%
Operating income	22.2	3.4%	30.0	4.8%	28.0	4.6%	+5.7 +25.8%	-1.9 -6.6%
Ordinary income	25.8	3.9%	30.0	4.8%	27.4	4.5%	+1.6 +6.4%	-2.5 -8.3%
Net income before income taxes	22.1	3.4%	22.0	3.5%	20.4	3.3%	-1.7 -7.8%	-1.5 -7.1%
Net income	3.2	0.5%	13.0	2.1%	11.7	1.9%	+8.4 +259.8%	-1.2 -9.8%
EPS	¥16.59		¥66.20		¥59.69			
Exchange rate USD	¥119.33		¥102.00		¥106.11			
Exchange rate EUR	¥162.30		¥162.00		¥162.68			

1H Financial Highlights—Net Sales Comparison

▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
656.2
620.0
615.7
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
-100.0
13.4
43.8
202.2
428.1
-31.4
17.0
43.0
182.0
413.0
-35.0
17.3
42.8
186.9
405.4
-36.8
FY2007/1H Actual
FY2008/1H Previous outlook
FY2008/1H Actual
Consolidated Total
Y/Y -40.4
Vs. outlook -4.2
Other
Y/Y +3.9
Vs. outlook +0.3
Precision Products
Y/Y -1.0
Vs. outlook -0.1
Electronic Devices
Y/Y -15.2
Vs. outlook +4.9
Information Equipment
Y/Y -22.7
Vs. outlook -7.5
Eliminations

1H Financial Highlights—Operating Income Comparison

▶By business segment



(Billions of yen)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
22.2
30.0
28.0
2.0
34.7
-9.4
-5.3
1.0
35.0
-1.0
-5.0
0.7
6.4
25.9
-5.5
FY2007/1H Actual
FY2008/1H Previous outlook
FY2008/1H Actual
Consolidated Total
Y/Y +5.7
Vs. outlook -1.9
Precision Products
Y/Y -1.3
Vs. outlook -0.2
Electronic Devices
Y/Y +15.8
Vs. outlook +7.4
Information Equipment
Y/Y -8.7
Vs. outlook -9.0
Other
Y/Y -0.1
Vs. outlook -0.5

Full-Year Business Outlook

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2007		FY2008				Change (amount, %)	
	Actual	%	Previous outlook	%	Current outlook	%	Y/Y	Vs. 7/30 outlook
Net sales	1,347.8	-	1,300.0	-	1,263.0	-	-84.8 -6.3%	-37.0 -2.8%
Operating income	57.5	4.3%	68.0	5.2%	45.0	3.6%	-12.5 -21.8%	-23.0 -33.8%
Ordinary income	63.2	4.7%	70.0	5.4%	53.0	4.2%	-10.2 -16.2%	-17.0 -24.3%
Net income Before income taxes	52.0	3.9%	60.0	4.6%	43.0	3.4%	-9.0 -17.4%	-17.0 -28.3%
Net income	19.0	1.4%	35.0	2.7%	27.0	2.1%	+7.9 +41.4%	-8.0 -22.9%
EPS	¥97.24		¥178.24		¥137.50			
Exchange rate USD	¥114.28		¥101.00		¥103.00			
Exchange rate EUR	¥161.53		¥161.00		¥149.00			

*Current outlook 2H exchange rate assumption:

USD: ¥100.00

EUR: ¥135.00

FY2008 Outlook Assumptions

■View of the external environment

Increased uncertainty over macroeconomic situation and exchange rates compared to previous announcement (July 30)

Noticeable trend towards corporate belt-tightening

➔Increasing uncertainty due to economic downturn

■Approach to current outlook

2H exchange rate assumption:

In light of recent trends (stronger yen), ¥100/USD, ¥135/EUR

Business environment:

At this stage, the environment is fluid due to uncertainty. We expect a hit due to the stronger yen, but we will respond by emphasizing sales of our highly rated new inkjet printer models and consumables in the year-end shopping season.
The economic downturn has cut into demand for mobile phones and electronic components. We will focus on winning orders while continuing our efforts to improve cost efficiency.

We have revised our income outlook in light of these adjustments

Reference:

■Expected impact of EUR exchange rate fluctuations in 2H of FY2008

Operating income takes a ¥600M hit & ordinary income a ¥300M hit for every ¥1 in appreciation against the Euro

FY2008 Business Outlook (Net Sales)

▶By business segment


EPSON
EXCEED YOUR VISION


Full Year
(Billions of yen)
Half Year
1,347.8
1,300.0
1,263.0
620.0
615.7
680.0
647.2
Other
Y/Y +3.8
Vs. previous +0
Precision Products
Y/Y +2.0
Vs. previous -3.0
Electronic Devices
Y/Y -45.1
Vs. previous -11.0
Information Equipment
Y/Y -42.9
Vs. previous -25.0
Eliminations
83.9
89.0
86.0
902.9
885.0
860.0
-63.3
-68.0
-66.0
43.0
42.8
46.0
43.1
413.0
405.4
472.0
454.5
-35.0
-36.8
-33.0
-29.1
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
-200.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
-100.0
FY2007 Actual
FY2008 Previous outlook
FY2008 Current outlook
1H Previous outlook
1H Actual
2H Previous outlook
2H Current outlook
*Current outlook 2H exchange rate assumption:
USD: ¥100.00
EUR: ¥135.00



Full Year
(Billions of yen)
Half Year
57.5
68.0
45.0
Eliminations
Precision Products
Y/Y -0.7
Vs. previous -1.0
Information Equipment
Y/Y -20.2
Vs. previous -21.0
Electronic Devices
Y/Y +9.1
Vs. previous -1.0
Other
Y/Y -0.5
Vs. previous +0
*Current outlook 2H exchange rate assumption:
USD: ¥100.00
EUR: ¥135.00
83.2
84.0
63.0
-17.1
-12.0
-12.0
-11.4
2.7
3.0
2.0
FY2007 Actual
FY2008 Previous outlook
FY2008 Current outlook
30.0
28.0
38.0
16.9
35.0
25.9
49.0
37.0
-5.0
-5.5
-7.0
-6.4
1H Previous outlook
1H Actual
2H Previous outlook
2H Current outlook

FY2008 Initiatives



EPSON
EXCEED YOUR VISION

Information Equipment

Continue our inkjet-centered strategy from the initial plan. Expand sales and maximize unit shipments to offset the recent worsening of the market environment.

- **Inkjet printers**
  - ■ Maintain stable income and aim for mid- to long-range income growth
    1) Consumer products: Continue sales and marketing of attractive new products that lead to consumable sales
    2) Business products: Although there is concern over corporate belt-tightening due to the economic downturn, we will launch new products
  - ■ Pursue cost reductions
  - ■ Strengthen initiatives to leverage Micro Piezo technology in the business and industrial sectors
- **Business systems**
  Offset declining business investment in POS products with steady demand for SIDM in emerging nations
- **Page printers**
  - ■ Continue sales of high-margin models with an eye on print volume
- **Projectors**
  - ■ Introduce attractive new models to strengthen our line of products for business, education and home markets

Electronic Devices

Despite the impact of softening demand for electronic components due to the economic downturn, sales are still on track to meet the previous full-year forecast

- **Small- and medium-sized displays**
  - ■ Reinforce efforts to win early orders and capture new applications during the mobile phone market slowdown caused by the economic downturn
- **HTPS**
  - ■ Strengthen initiatives to cut costs and improve spending efficiency amid weak demand from other companies
- **Quartz devices**
  - ■ Step up efforts to capture orders for non-cellular applications to offset falling demand for mobile phones due to the economic downturn
  Epson Toyocom revised its outlook on October 27

Direction of Future Growth

EPSON
EXCEED YOUR VISION

Major changes facing the company

- **Globalization**
  Global economy being driven by emerging markets
- **Environment**
  New value in reducing environmental impact
- **Business model**
  Emergence of major companies as industry becomes increasingly horizontally integrated

Epson's strengths

- **Global manufacturing and sales infrastructure**

+

- **Excellent energy-saving, miniaturization, and precision technologies**

Direction of Future Growth

- Change the world of printing with innovations in Micro Piezo technology
- Become the overwhelming leader in big screen moving images with innovations in projection technology
- Develop devices that can drive the use of IT and advances in industry with user interface innovations
- Focus on emerging markets, and shift emphasis from consumer markets to industrial markets
- Build a new business model that focuses on Epson's strengths and real customer value

EPSON
EXCEED YOUR VISION

1) FY2008 1H Financial Results

2) FY2008 Business Outlook

Second Quarter Financial Highlights
▶Versus the year-ago period

(Billions of yen)	FY2007 2Q Actual	FY2007 %	FY2008 2Q Actual	FY2008 %	Change Amount	Change % Change
Net sales	337.6	-	311.5	-	-26.1	-7.7%
Operating income	10.5	3.1%	5.6	1.8%	-4.9	-46.8%
Ordinary income	12.8	3.8%	5.5	1.8%	-7.3	-57.1%
Net income before income taxes	9.8	2.9%	4.7	1.5%	-5.1	-52.2%
Quarterly net income	1.9	0.6%	1.4	0.5%	-0.5	-27.9%
EPS	¥10.03		¥7.23			
Exchange rate USD	¥117.87		¥107.66			
Exchange rate EUR	¥161.88		¥161.93			



Quarterly Net Sales
▶By business segment
EPSON
EXCEED YOUR VISION
(Billions of yen)
337.6
381.0
310.5
304.2
311.5
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
6.5
24.7
104.4
218.1
-16.1
7.4
21.8
105.3
262.3
-15.9
8.2
18.1
87.5
212.4
-15.9
9.2
20.2
87.7
205.0
-18.0
8.1
22.5
99.2
200.3
-18.7
2007/2Q
2007/3Q
2007/4Q
2008/1Q
2008/2Q
Other
Y/Y +1.5
Precision Products
Y/Y -2.1
Electronic Device
Y/Y -5.2
Information Equipment
Y/Y -17.7
Eliminations

Quarterly Net Sales Comparison
▶Information equipment segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
218.1
200.3
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
7.4
27.9
182.8
0.1
6.5
26.1
167.7
2007/2Q
2008/2Q
PC, Other
Y/Y -0.8
Visual Instruments
Y/Y -1.7
Printers
Y/Y -15.1
Eliminations

% sales	'07/2Q	'08/2Q
PRJ	90%	92%
Other	10%	8%

% sales	'07/2Q	'08/2Q
IJP	62%	64%
PP	12%	11%
BS	21%	20%
SCN, other	5%	5%

- Front PRJ: Unit sales up, esp. in education, ASPs down

- IJP: Unit & consumables volume grew, ASPs fell due to model mix
- PP: Focused on high-margin, high print-volume models
- BS: SIDM remained steady in China and Central & South America, POS sales down on falling retailer investment appetite

IJP	Inkjet printer
PP	Page printer
BS	Business systems
SIDM	Serial-impact dot matrix printer
SCN	Scanner
PRJ	Projector

Quarterly Net Sales Comparison
▶Electronic device segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
104.4
99.2
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
26.8
20.6
59.5
-2.5
26.4
21.3
52.5
-1.1
2007/2Q
2008/2Q
Quartz Devices
Y/Y -0.4
Semiconductors
Y/Y +0.7
Displays
Y/Y -7.0
Eliminations

% sales	'07/2Q	'08/2Q
C-STN	11%	2%
MD-TFD	14%	2%
a-TFT	50%	65%
LTPS	6%	10%
HTPS	19%	21%

- Unit sales to mobile phone & digital camera markets increased, ASPs fell

- LCD-Dr: Units down
- Silicon foundry, mixed signal ICs: Units up

- C-STN/MD-TFD: Units and ASPs down
- a-TFT/LTPS: Prices steady, net sales up on higher unit shipments
- HTPS: Net sales flat on higher units and lower ASPs

C-STN	Color STN
MD-TFD	Mobile digital thin-film diode
a-TFT	Amorphous-silicon TFT
LTPS	Low-temperature polysilicon TFT
HTPS	High-temperature polysilicon TFT
LCD-Dr	LCD Driver

Quarterly Selling, General and Administrative Expenses

EPSON
EXCEED YOUR VISION


(Billions of yen)
76.0
82.0
82.6
69.3
76.2
100.0
80.0
60.0
40.0
20.0
0.0
(% sales)
22.6%
21.5%
26.6%
22.7%
24.5%
42.0
43.4
44.8
40.3
43.0
6.5
5.8
21.5
8.5
8.1
21.9
7.1
8.2
22.3
3.8
4.9
20.2
5.4
5.9
21.7
2007/2Q
2007/3Q
2007/4Q
2008/1Q
2008/2Q
Other
Y/Y +1.0
Advertising
Y/Y -1.0
Sales promotions
Y/Y +0.1
Salaries & wages
Y/Y +0.1

16

Quarterly Operating Income
▶By business segment

EPSON
EXCEED YOUR VISION


(Billions of yen)
10.5
33.4
1.8
22.3
5.6
45.0
35.0
25.0
15.0
5.0
-5.0
-15.0
15.4
2.0
-4.1
-2.7
36.4
0.8
-1.0
-2.9
12.0
-0.2
-6.6
-3.1
21.6
2.5
0.2
-2.2
4.2
3.9
0.4
-3.2
2007/2Q
2007/3Q
2007/4Q
2008/1Q
2008/2Q
Information Equipment
Y/Y -11.1
Electronic Devices
Y/Y +8.0
Precision Products
Y/Y -1.5
Other
Y/Y -0.4

17

Operating Income Fluctuation Cause Analysis



(Billions of yen)
10.5
+1.1
Foreign exchange effects
Changes in sales volume
+5.0
Price fluctuations
-9.2
Cost fluctuations
-0.1
S.G.A. increase
-1.6
Other
-0.1
5.6
0
Operating income
2007/2Q
¥4.9 billion decrease
Operating income
2008/2Q

Statistics of Balance Sheet Items

Total assets



(Billions of yen)
2,000.0
1,000.0
0.0
1,325.7
1,285.0
1,262.0
1,139.1
1,137.6
End of March 2006
End of March 2007
End of September 2007
End of March 2008
End of September 2008

Inventories



(Billions of yen)
200.0
100.0
0.0
192.0
178.6
194.8
161.3
188.9
End of March 2006
End of March 2007
End of September 2007
End of March 2008
End of September 2008

Statistics of Balance Sheet Items

Interest-bearing liabilities & ratio of interest-bearing liabilities


(Billions of yen)
800.0
400.0
0.0
32.4%
31.5%
29.7%
30.0%
28.7%
429.6
404.5
374.7
342.2
326.1
End of March 2006
End of March 2007
End of September 2007
End of March 2008
End of September 2008

Shareholders' equity & equity ratio


(Billions of yen)
600.0
400.0
200.0
0.0
35.8%
36.6%
37.3%
39.3%
40.5%
474.5
470.3
470.8
447.2
460.8
End of March 2006
End of March 2007
End of September 2007
End of March 2008
End of September 2008

* Interest-bearing liabilities include lease obligations from FY2008
* Shareholder equity = total net assets - minority interests in subsidiaries

EPSON
EXCEED YOUR VISION

1) FY2008 1H Financial Results

2) FY2008 Business Outlook

Net Sales Outlook by Business
▶Information-related equipment segment

EPSON
EXCEED YOUR VISION



Full Year
(Billions of yen)
Half Year
902.9
885.0
860.0
PC, Other
Y/Y -0.9
Vs. previous -1.0
Visual Instruments
Y/Y +3.6
Vs. previous -3.0
Printers
Y/Y -45.2
Vs. previous -21.0
Eliminations
30.9
111.3
761.2
31.0
118.0
737.0
30.0
115.0
716.0
FY2007 Actual
FY2008 Previous outlook
FY2008 Current outlook
413.0
405.4
472.0
454.5
15.0
57.0
342.0
13.8
54.7
337.2
61.0
395.0
16.1
60.2
378.7
1H Previous outlook
1H Actual
2H Previous outlook
2H Current outlook

Net Sales Outlook by Business
▶Printer business

EPSON
EXCEED YOUR VISION



Full Year
(Billions of yen)
Half Year
761.2
737.0
716.0
Scanners, Other
Business Systems
➢ Impact of economic slowdown on POS
➢ SIDM remains steady in China, etc.
Page Printers
➢ Focus on high print-volume regions & products
Inkjet Printers
➢ Expand unit shipments with an eye to future consumables sales
➢ Flexibly adapt to market trends
5%
19%
13%
63%
5%
18%
12%
65%
4%
19%
12%
65%
FY2007 Actual
FY2008 Previous outlook
FY2008 Current outlook
342.0
337.2
395.0
378.7
5%
20%
12%
63%
5%
20%
12%
63%
5%
17%
12%
66%
17%
12%
67%
1H Previous outlook
1H Actual
2H Previous outlook
2H Current outlook

Net Sales Outlook by Business
▶Electronic devices segment

EPSON
EXCEED YOUR VISION



Full Year
(Billions of yen)
Half Year
395.1
361.0
350.0
182.0
186.9
179.0
163.0
100.7
106.0
94.0
79.7
77.0
77.0
224.1
183.0
184.0
Y/Y -6.7
Vs. previous -12.0
Semiconductors
Y/Y -2.7
Vs. previous +0
Displays
Y/Y -40.1
Vs. previous +1.0
Eliminations
49.0
48.2
57.0
45.7
40.0
41.8
37.0
35.1
96.0
99.8
87.0
84.1
FY2007 Actual
FY2008 Previous outlook
FY2008 Current outlook
1H Previous outlook
1H Actual
2H Previous outlook
2H Current outlook

Net Sales Outlook by Business
▶Display business

EPSON
EXCEED YOUR VISION



Full Year
(Billions of yen)
Half Year
224.1
183.0
184.0
96.0
99.8
87.0
84.1
19%
10%
22%
22%
47%
9%
9%
65%
65%
13%
11%
2%
2%
Projection market expansion
a-TFT
Consolidate resources
Capture opportunities in mobile phones and new applications
MD-TFD
Terminate in FY2008
C-STN
Scale back C-STN
Convert some lines to touch-panel production
21%
21%
23%
23%
11%
12%
7%
6%
61%
60%
69%
68%
4%
4%
0%
1%
FY2007 Actual
FY2008 Previous outlook
FY2008 Current outlook
1H Previous outlook
1H Actual
2H Previous outlook
2H Current outlook

Operating Income Trend



Operating income (billions of yen)
Operating margin
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
-30.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
16.8%
13.5%
7.1%
6.0%
3.4%
5.6%
7.7%
10.4%
8.1%
6.4%
8.2%
-1.2%
-2.5%
-3.6%
-8.3%
-4.7%
-4.0%
3.4%
-8.8%
Operating income: Information equipment
Operating income: Electronic devices
Operating margin: Information equipment
Operating margin: Electronic devices
FY03/1H
FY03/2H
FY04/1H
FY04/2H
FY05/1H
FY05/2H
FY06/1H
FY06/2H
FY07/1H
FY07/2H
FY08/1H
FY08/2H
Actual
Current outlook

Outlook for Capital Expenditures and Depreciation & Amortization Expenses


EPSON
EXCEED YOUR VISION


Capital expenditures
200.0
100.0
0.0
(Billions of yen)
151.2
112.5
73.1
63.9
83.0
FY2004
FY2005
FY2006
FY2007
FY2008 Outlook


Depreciation and amortization
200.0
100.0
0.0
104.2
109.3
89.6
79.2
83.0
FY2004
FY2005
FY2006
FY2007
FY2008 Outlook

Free Cash Flow Outlook



(Billions of yen)
200.0
100.0
0.0
-100.0
-200.0
162.4
117.4
160.2
112.0
111.4
63.0
22.2
83.8
61.2
30.0
-99.3
-95.2
-76.4
-50.7
-81.4
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2004
FY2005
FY2006
FY2007
FY2008
Outlook

Main Management Indicators

EPSON
EXCEED YOUR VISION


(%)
ROA: Ordinary income/total assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholders' equity (avg. balance)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
12.6
6.8
5.8
2.1
1.8
-3.8
3.8
3.5
-1.5
5.2
4.7
4.2
5.9
4.6
4.2
FY2004
FY2005
FY2006
FY2007
FY2008
Outlook

EPSON
EXCEED YOUR VISION

item 4

October 30, 2008 Notification: Correction to Presentation Materials for First Half and Second Quarter Financial Results, Fiscal Year 2008 (Ending March 31, 2009)

Notification

Correction to Presentation Materials for First Half and Second Quarter Financial Results, Fiscal Year 2008 (ending March 31, 2009)

– TOKYO, Japan October 30, 2008 –

Seiko Epson Corp. ("Epson") has corrected the presentation materials for its First Half and Second Quarter Financial Results, Fiscal Year 2008 (ending March 31, 2009) posted on its website at 3 PM on October 30, 2008 (JST).

The correction is as follows:
(Correction underlined)

Slide 24 "Net Sales Outlook by Business: Electronic Devices Segment"

Before correction
Quartz devices
Y/Y +6.7
Vs. previous -12.0

After correction
Quartz devices
Y/Y -6.7
Vs. previous -12.0

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 93,279 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp. Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

September 24, 2008 Press Release "Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd"

News Release

Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd.

– TOKYO, Japan, September 24, 2008 –

Seiko Epson Corp. (hereinafter referred to as the "Company" or the "tender offeror") today announced it had resolved to acquire common shares of Orient Watch Co., Ltd. (hereinafter referred to as the "target company") through a takeover bid (hereinafter referred to as "this TOB"). The announcement was made following a meeting of the Company's board of directors meeting held today.

Purpose of this TOB

(1) Outline of this TOB
As of September 24, 2008, the Company holds 51.99% of outstanding shares (or 16,521,250 shares; the third decimal place is rounded off) in the target company, a consolidated subsidiary. In order to make the target company a wholly-owned company, the Company will conduct this TOB for all outstanding shares of the target company (excluding the target company's shares already held by the Company and treasury shares owned by the target company).
At its Board of Directors meeting held on September 24, 2008, the target company expressed its support for this TOB, while resolving to recommend its shareholders to subscribe for this TOB.

(2) Decision-making process to implement this TOB
The Epson Group (including the Company and its subsidiaries and affiliates) is engaged primarily in the development, production and sales of information-related equipment (such as printers, 3LCD projectors and PCs), electronic devices (such as small- and medium-sized LCDs, crystal units and CMOS LSI), and precision products (such as watches, watch movements, plastic corrective lenses and horizontally-articulated robots). The Company and its manufacturing and sales affiliates (98 consolidated subsidiaries; of the nonconsolidated subsidiaries, two are equity method companies and four are related equity method affiliates) in Japan and abroad, as a single team, operate these businesses.

In 2003, the Group established a medium- to long-term corporate vision (SE07) as the guidelines for ensuring that it will grow steadily in the future by making the best use of the operational structure as a leading provider of imaging solutions (hereinafter referred to as the "medium- to long-term corporate vision"). Under this vision, the Group will concentrate its managerial resources on its 3i business domains, which comprise i1 (imaging on paper: printers), i2 (imaging on screen: projectors) and i3 (imaging on glass: displays), where the Group can leverage its competitive advantages. By doing this, the Group aims to ensure that the finished products and electronic devices business divisions will cooperate closely to expand their business, and that concentrating on the 3i business domains will facilitate the creation of new markets and businesses through enhanced cooperation and synergies.

Since its foundation in 1950, the target company has mainly manufactured and sold "ORIENT" brand watches, and has focused on global sales.
In October 1961, the target company listed its shares on the second section of the Tokyo Stock Exchange. Since then, it has expanded its businesses, by entering the information-related and electronic devices businesses, through its subsidiaries Akita Orient Seimitsu Corporation (hereinafter referred to as "Akita Orient Seimitsu"), which specializes in processing, assembly and sales of printer parts and crystal units, and UTS Co., Ltd., a processor of semiconductor silicon wafers. The Epson Group has conducted business with the target company and its subsidiaries, by having them sell Seiko-brand watches or entrusting the production of printers and crystal units to them. In addition, the Group has formed capital tie-ups with and has sent officers and employees to the target company. In the year through March 2000, the target company fell into insolvency on a consolidated basis because of deteriorated earnings of the watch business affected by a slowdown in consumer spending. To cope with this problem, the target company formulated a restructuring plan in October 2000, and increased capital through a third-party allocation of new shares to the Company in the year ended March 2001 aiming at stabilizing its financial structure and reinforcing the relationship with the Company. As a result, the Company came to hold 51.99% of the shares of the target company, which became a consolidated subsidiary of the Company.
After that, the target company repeatedly considered measures for escaping from insolvency through capital increases and in other ways, in order to maintain its listing. However, the company had liabilities in excess of assets in the year through March 2003 for the

third consecutive year, and its stock was delisted from the second section of the Tokyo Stock Exchange in July 2003. At the moment, the target company's shares are designated as a green sheet issue by the Japan Securities Dealers Association.
In the meantime, Akita Orient Seimitsu has shifted its business to processing and assembly of printer components and processing of crystal units using its precision processing and assembling technology from making watches, both for the Group, and has become one of the Group's important manufacturing bases in Japan.

Currently, the Group is facing an extremely severe business environment, because competition has heightened reflecting lowered entry barriers for the industry amid the spread of digital technology, and differentiation from rivals has become increasingly difficult because of matured products and technologies. Under such circumstances, cost competition is becoming fierce and the product lifecycle is shortening. To survive such harsh business circumstances and grow further, the Group needs to reinforce its management base through prompt and appropriate decision making under its managerial strategy, and through implementation of business decisions. The Group will also need to further cooperate with the target company group in the printer business, which is positioned as the mainstay business in the Group's medium- to long-term corporate vision, and the quartz device business, the core of the electronic devices business.
In view of the above, the Company has concluded that the best choice is to make the target company a wholly-owned subsidiary through this TOB and the subsequent stock exchange, and promote necessary measures, from the perspectives of the optimum allocation of management resources and the maximization of corporate value. By doing this, the Group's management will become speedier and its operations more efficient.

Meanwhile, the mainstay businesses of the target company group (which comprises the target company, its subsidiaries and affiliates) are the information-related business and the electronic devices business. However, in these two businesses, the target company group manufactures products and parts for the Epson Group, which means that there is a limit to what the target group alone can do about enhancing its production technology and productivity. From now on, the target company group is expected to face a severe business environment, and believes that it is a good choice for it to become a wholly-owned subsidiary of the Company. By doing so, the target company group will be able to strengthen its operational footing flexibly and agilely within the Group, and thereby realize stable corporate management. Eventually, the target company group will be able to generate sustained profits for its stakeholders, such as customers, employees and business partners.
The Company will continue to leave the target company's employees, brands, and other assets related to the watch and other businesses unchanged, even after the target company becomes its wholly-owned subsidiary. Once the target company is converted into its wholly-owned subsidiary, the Company will implement management so that the target company group can establish an efficient and agile business operation structure by effectively using the Group's management resources, including technologies, know-how, manufacturing facilities and production methods. With respect to the printer business of Akita Orient Seimitsu, the Group will, jointly with Akita Orient Seimitsu, develop and install automatic, highly-efficient, rationalized production facilities so that Akita Orient Seimitsu can manufacture and process high-quality, low-cost products, aiming to further raise not only the competitiveness of the target company group but also that of the Epson Group. The Group will position the quartz device business of Akita Orient Seimitsu as the core domestic base for volume-producing gyro sensors, a mainstay product of the Group that is expected to be applied to various products. For this quartz device business, the Group will also improve production efficiency by developing and introducing new production methods jointly with Akita Orient Seimitsu, and realize speedy development of products with the emphasis on starting up their volume production, in order to expand and strengthen the business. The Group will solidify the production base and further improve profitability for the watch business of the target company group. It will do this by using the Group's management resources, such as technologies, know-how and personnel, for manufacturing in the precision products business. Through these measures, the Group will enhance the corporate structure and management base of the target company group, as well as maximize the corporate value of the target company group and the entire Group.
After the target company becomes its wholly-owned subsidiary, the Company will also deepen the relationship between the Group and the target company group, and continuously formulate and implement the best measures, as the circumstances require, taking into account every possibility, including reorganization within and outside the Group. Through these practices, the Group will focus on optimally allocating management resources within the Group, including the target company group, and maximizing the corporate value of the entire Group.
When deciding and implementing the above measures, if timely disclosure is required, the Company will appropriately disclose the relevant matters in accordance with the timely disclosure rules.


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About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 88,925 employees in 109 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp. Brand Strategy & Communications

Contact us by e-mail
URL: http://www.epson.co.jp/e/

October 29, 2008	Press Release "Correction and Additions to Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd"

News Release

Correction and Additions to Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd.

– TOKYO, Japan October 29, 2008 –

Seiko Epson Corp. (hereinafter referred to as the "Company" or the "tender offeror") today announced it had corrected and added to its Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd., (hereinafter referred to as the "target company") dated September 24, 2008.

The correction to the Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd., concerns the number of shareholdings with voting rights owned by specially concerned people before the tender offer. The additions concern the consolidated results of the target company for the first half ended September 30, 2008, announced on October 27, 2008, and the consolidated results of the tender offeror for the first half ended September 30, 2008, announced on October 29, 2008. There is no change to the conditions of the takeover bid as defined in article 27 of the Japanese Financial Instruments and Exchange Law.

Details of the correction and additions can be found below.

1. Correction to Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd., announced on September 24, 2008

(Corrections underlined)

Before correction
2. Outline of this TOB
(6) Changes in shareholding ratios after the tender offer

Number of tender offeror shareholdings with voting rights before the tender offer	16,521 voting rights	Shareholding ratio before the tender offer 52.03%
Number of shareholdings with voting rights owned by specially concerned people before the tender offer	18	Shareholding ratio before the tender offer 0.06%
Number of planned purchase of shares with voting rights	15,234	Shareholding ratio after the tender offer 100.00%
Number of voting rights owned by all shareholders of the target company	30,509	

After correction
2. Outline of this TOB
(6) Changes in shareholding ratios after the tender offer

Number of tender offeror shareholdings with voting rights before the tender offer	16,521 voting rights	Shareholding ratio before the tender offer 52.03%
Number of shareholdings with voting rights owned by specially concerned people before the tender offer	21	Shareholding ratio before the tender offer 0.07%
Number of planned purchase of shares with voting rights	15,234	Shareholding ratio after the tender offer 100.00%
Number of voting rights owned by all shareholders of the target company	30,509	

2. Additions to Notice of Takeover Bid for Subsidiary Company Orient Watch Co., Ltd., announced on September 24,

(Additions underlined)

The following sections are added after 4. Others, (2) Other information deemed necessary for investors to determine whether they should apply for this TOB.

(3) Consolidated results of the target company for the first half ended September 30, 2008

The target company has on October 27, 2008, posted on TDnet its consolidated results for the second quarter of the fiscal year ending in March 2009. Based on this announcement, an outline of the target company's consolidated results for the first half (April 1, 2008, to September 30, 2008) is as follows.

i. Consolidated results

Consolidated accounting period	Fiscal year ending March 2009 (First half of the 84th business year)
Net sales (million yen)	17,013
Cost of sales (million yen)	15,151
Selling, general and administrative expenses (million yen)	1,354
Operating income (million yen)	507
Non-operating income (million yen)	44
Non-operating expenses (million yen)	55
Ordinary income (million yen)	496
Net income (million yen)	258

ii. Per-Share Data

Consolidated accounting period	Fiscal year ending March 2009 (First half of the 84th business year)
Net earnings per share (yen)	8.15
Cash dividends per share (yen)	-
Net assets amount per share(yen)	171.84

(4) Announcement of revised financial results outlook by the tender offeror

The tender offeror has on October 29, 2008, posted on TDnet a revision of its financial results outlook. An outline of the tender offeror's full year revised forecast for the fiscal year ending in March 2009 (April 1, 2008, to March 31, 2009) is as follows.

	Net sales	Operating income	Ordinary income	Net income	Net earnings per share
Previous outlook (A) (million yen)	1,300,000	68,000	70,000	35,000	178.24 yen
Revised outlook (B) (million yen)	1,263,000	45,000	53,000	27,000	137.50 yen
Difference (B-A) (million yen)	-37,000	-23,000	-17,000	-8,000	-
Change (%)	-2.8	-33.8	-24.3	-22.9	-
Reference: Previous year (ending March 2008) (million yen)	1,347,841	57,577	63,263	19,093	97.24 yen

(5) Consolidated results of the tender offeror for the first half ended September 30, 2008

The tender offeror has on October 29, 2008, posted on TDnet its consolidated results for the second quarter of the fiscal year ending in March 2009. Based on this announcement, outlines of the tender offeror's consolidated results for the first half (April 1, 2008, to September 30, 2008) and for the second quarter (July 1, 2008, to September 30, 2008) are as follows.

a. Consolidated accounting period (April 1, 2008, to September 30, 2008)

i. Consolidated results

Consolidated accounting period	Fiscal year ending March 2009 (First half of the 67th business year)
Net sales (million yen)	615,784
Cost of sales (million yen)	442,224
Selling, general and administrative expenses (million yen)	145,551

Operating income (million yen)	28,008
Non-operating income (million yen)	6,157
Non-operating expenses (million yen)	6,669
Ordinary income (million yen)	27,497
Net income (million yen)	11,720

ii. Per-Share Data

Consolidated accounting period	Fiscal year ending March 2009 (First half of the 67th business year)
Net earnings per share (yen)	59.69
Cash dividends per share (yen)	19
Net assets amount per share(yen)	2,346.83

b. Consolidated accounting period (July 1, 2008, to September 30, 2008)

i. Consolidated results

Consolidated accounting period	Fiscal year ending March 2009 (Second quarter of the 67th business year)
Net sales (million yen)	311,507
Cost of sales (million yen)	229,661
Selling, general and administrative expenses (million yen)	76,211
Operating income (million yen)	5,634
Non-operating income (million yen)	2,973
Non-operating expenses (million yen)	3,088
Ordinary income (million yen)	5,519
Net income (million yen)	1,420

ii. Per-Share Data

Consolidated accounting period	Fiscal year ending March 2009 (Second quarter of the 67th business year)
Net earnings per share (yen)	7.23
Cash dividends per share (yen)	-
Net assets amount per share(yen)	2,346.83

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 93,279 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp. Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

October 29, 2008	Press Release “Announcement of Revised Financial Results Outlook”

News Release

Announcement of Revised Financial Results Outlook

– TOKYO, Japan October 29, 2008 –

In light of recent business result trends, Seiko Epson Corporation ("Epson") today announced it had revised its financial results outlook issued on July 30, 2008.

Consolidated financial results outlook for the fiscal year ending March 2009 (April 1, 2008, to March 31, 2009)

(Monetary units: billion yen)

	Net sales	Operating income	Ordinary income	Net income	Net earnings per share (yen)
Previous outlook (A)	1,300.0	68.0	70.0	35.0	178.24
Revised outlook (B)	1,263.0	45.0	53.0	27.0	137.50
Difference (B-A)	-37.0	-23.0	-17.0	-8.0	-
Change (%)	-2.8%	-33.8%	-24.3%	-22.9%	-
Reference: Previous year (ending March 2008)	1,347.841	57.577	63.263	19.093	97.24

Reasons for revision

Since the previous results outlook was issued on July 30, 2008, confusion has struck the financial and capital markets in the wake of the US sub-prime loan problem, the yen has appreciated rapidly on foreign exchange markets, and the economy has slipped towards recession.

These economic trends are expected to have an increasing impact on the markets for Epson's main products. The Company has therefore decided to revise its full-year forecasts for net sales, operating income, ordinary income, and net income.

These full-year forecasts are calculated on the basis of second half exchange rates of US$1 = 100 yen and 1 euro = 135 yen.

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 93,279 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp. Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

October 29, 2008	Press Release “Consolidated Results for the Half Year Ended September 30, 2008”

News Release

Consolidated Results for the Half Year Ended September 30, 2008

– TOKYO, Japan October 29, 2008 –

Consolidated Financial Highlights

Income statements and cash flows data

(Millions of yen, thousands of U.S. dollars, except for per share data)

		Six months ended September 30		Change	Six months ended September 30, 2008
		2007	2008		
Statements of Income Data					
Net sales		¥656,267	¥615,784	-6.2%	$5,945,582
Operating income		22,264	28,008	25.8%	270,425
Ordinary income		25,846	27,497	6.4%	265,491
Net income		3,257	11,720	259.8%	113,160
Statements of Cash Flows Data					
Cash flows from operating activities		29,200	20,766	-28.9%	200,502
Cash flows from investing activities		(33,864)	(35,846)	5.9%	(346,104)
Cash flows from financing activities		(33,715)	(31,188)	-7.5%	(301,129)
Cash and cash equivalents at the end of the period		296,723	273,200	-7.9%	2,637,829
Per Share Data					
Net income per share	-Basic	¥16.59	¥59.69	259.8%	$0.57
	-Diluted	¥-	¥-	- %	$-

Balance sheets data

(Millions of yen, thousands of U.S. dollars, except for per share data)

	September 30, 2008	March 31, 2008	September 30, 2008
Total assets	¥1,137,613	¥1,139,165	$10,984,001
Net assets	485,224	471,446	4,684,985
Shareholders' equity	460,828	447,205	4,449,435
Shareholders' equity ratio (%)	40.5%	39.3%	40.5%
Shareholders' equity per share	¥2,346.83	¥2,277.45	$22.65

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.
II. Figures in 'Change' column are comparisons with the same period of the previous year.
III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interests in subsidiaries.
V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥103.57 = U.S.$1 at September 30, 2008 has been used for the purpose of presentation.

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 93,279 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp. Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

November 14, 2008	Press Release "Notice of the Result of the Takeover Bid for Subsidiary Company Orient Watch Co., Ltd"

News Release

Notice of the Result of the Takeover Bid for Subsidiary Company Orient Watch Co., Ltd.

– TOKYO, Japan November 14, 2008 –

At a meeting of its board of directors held on Sept. 24, 2008, Seiko Epson Corp. (hereinafter referred to as the "Company" or the "tender offeror") decided to purchase the common shares of Orient Watch Co., Ltd. Co., Ltd (code No. 7764 green sheet issue; hereinafter referred to as the "target company") through a takeover bit (hereinafter referred to as "this TOB"). The purchase period for this TOB began on September 25 and ended on November 13, 2008. The results of this TOB are as described below.

1. Outline of this TOB

(1) Name of Target Company
Orient Watch Co., Ltd.

(2) Type of shares of this TOB
Common shares

(3) Number of shares expected to be purchased

Number of planned purchases converted into shares	Limits on planned purchases converted into shares	Maximum of planned purchases converted into shares
15,234,329 shares	- (shares)	- (shares)

1. Since no maximum or limits are set on the purchase through this TOB, all shares subject to purchase application will be bought.
2. Odd-lot shares will be also subject to purchase.
3. The target company has no plans to buy its own shareholdings through the takeover bid.
4. The number of shares planned for purchase converted into shares (hereinafter, "planned purchase number" is up to 15,234,329. This number was acquired by deducting the target company's current shares (24,421 shares) and the Company's shareholdings (16,521,250) from the target company's total outstanding shares (31,780,000 as of August 6, 2008), which were registered in its first-quarter report submitted on August 6, 2008, for the business year ending in March 2009 (84th business year) of the target company's business.

(4) Purchase period (takeover bid period)
Thursday, September 25, 2008 to Thursday, November 13, 2008 (34 business days)

(5) Purchase prices: 130 yen per share

2 Results of purchase

(1) Application status

Share types	(1) Number of planned purchases converted into shares	(2) Limits on planned purchases converted into shares	(3) Maximum of planned purchases converted into shares	(4) Number of applications converted into shares	(5) Purchase shares converted into shares
Shares	15,234,329 shares	- (shares)	- (shares)	8,600,905 shares	8,600,905 shares
Total	15,234,329 shares	- (shares)	- (shares)	8,600,905 shares	8,600,905 shares

(2) Shareholdings ratio after the tender offer

Number of tender offeror shareholdings with voting rights before tender offer	16,521	Shareholdings ratio before the tender offer 52.03%
Number of shareholdings with voting rights owned by especially concerned people before the tender offer	21	Shareholdings ratio before the tender offer 0.07%
Number of tender offeror shareholdings with voting rights after tender offer	25,122	Shareholdings ratio after the tender 79.21%
Number of shareholdings with voting rights owned by especially concerned people after the tender offer	-	Shareholdings ratio after the tender - %
Number of voting rights owned by all shareholders of the target company	30,556	

1. "Number of shareholdings with voting rights owned by specially concerned people before the tender offer" and "number of shareholdings with voting rights owned by specially concerned people after the tender offer" register the total of shares with voting right owned by especially concerned people , excluding the target company.
2. "The number of voting rights owned by all shareholders of the target company" is the number of voting rights of all the shareholders as of September 30, 2008, in the firm's second quarter report, which was submitted on November 14, 2008, for the business year ending in March 2009 (84th business year). However, the number of aforementioned voting rights does not include the number of shares with full voting rights in the name of the Japan Securities Depository Center Inc. (hereinafter, the "JESDAC") and the number of shares with voting rights owned by third parties who have registered their forfeiture of stock certificates. Furthermore, since this TOB also subjects odd-lot shares to purchase, the number of total voting rights owned by the target company is set at 31,717 when calculating of "the ratio of the number of planned purchase of shares with voting rights to the number of total voting rights owned by the target company". This included the number of voting rights (1,144) related to the number of full voting rights (1,144,000 shares) in the name of the JESDAC as of September 30, 2008 in the quarterly report, and the number of shares with voting rights (17) related to odd-lot shares to be purchased through this TOB.
3. Three decimal places will be rounded off in "the possession ratio of stock certificates before the tender offer" and "the possession ratio of stock certificate after tender offer".

(3) Success or failure of this TOB
Since the Takeover Bidder did not set a maximum or limits on the number of shares it would purchase, it will buy all shares offered to it.

(4) Calculation of purchase by proportional division format
No related items

(5) Funds needed for purchase ¥1,118 million

(6) Settlement method

1. Name and address of the head office of the financial commodity trader and bank
   Nikko Cordial Securities Inc.
   3-3-1 Marunouchi, Chiyoda-ku, Tokyo
2. Commencement date of settlement
   Wednesday, November 19, 2008
3. Settlement method
   After the end of the purchase period, purchase notification through this TOB will be sent without delay, to the addresses or locations of applicant shareholders. If an applicant shareholder is a foreign national, the notification will be sent to his or her standing proxy.
   Purchases will be carried out in cash. Payments of sales related to purchased stock certificate will be remitted without delays after the commencement date of settlement to places of applicant shareholders designated by tender offer agents. (If a shareholder is a foreign national, the payments will be remitted to a place designated by his or her standing proxy.)

(7) Places available for perusing copies of report on the takeover bid
Seiko Epson Corp.
2-4-1 Nishi-shinjuku-ku, Tokyo, Japan

3. Post-takeover policies and future prospects

As notified on September. 24, when Seiko Epson Corp. began a bid to take over its affiliate, Orient Watch Co., Ltd., Seiko Epson has begun a takeover bid of Orient Watch Co., Ltd. with an aim to turn it into a wholly-owned subsidiary. However, since Seiko Epson would not be able to buy all of the outstanding shares of the target company, with the exception of its shareholdings of the target company and shares owned by the target company, Seiko Epson and Orient Watch Co., Ltd. decided to exchange shares to make Seiko Epson a full parent company and Orient Watch Co., Ltd. a wholly-owned subsidiary after the takeover bid (hereinafter, referred to as the "Share Exchange"). As such, Seiko Epson offered opportunities to buy shares from the target company's shareholders by exercising the right to

request purchase of the target company's shares, planning to buy all outstanding shares of the target company.

The Share Exchange, which is similar to a summary share exchange according to Item 3 of Article 796 of the Company Act, will be carried out without the approval of a general shareholders meeting. However, the exchange will be carried out after the target company obtains approval from a general shareholders meeting as stipulated by Item 1 of Article 783 of its company law. Meanwhile, Seiko Epson considers the Takeover Bid to be effective on March 1, 2009 and plans to pay cash in compensation for shares owned by the target company's shareholders, excluding the Company. However, depending on the interpretation of related ordinances by the authorities, Seiko Epson's shareholding ratios after the Takeover Bid and the situation in which shareholdings owned by shareholders of the target company other than those owned by the Company, it is possible that the Share Exchange may not be held, and other conditions may change, including compensation made to such shareholders and the implementation schedule. Seiko Epson Corp. may also use other effective methods similar to the Share Exchange to buy all of the target company's outstanding shares.

In the event the Share Exchange is carried out, the amount of money in cash to be paid to shareholders of the target company has not been decided at this point in time; however, unless something extraordinary happens to the aforementioned amount, a standard purchase price similar that for the takeover bid will be set. However, since there are different periods for calculations, the aforementioned amount may differ from the purchase price of the takeover bid, depending on the target company's management, business, and performance when calculations are made. The target company's business prospects, the changing business environment surrounding the firm, changes in group businesses, the impact of the stock market, and court decisions are also taken into consideration.

At the time of this Share Exchange, shareholders of the target company opposing the exchange possess the right to request the purchase of shares from the firm, based on Article 785 of the Company Act and other ordinances. Since a court will eventually determine the purchase price for a share in the event such shareholders exercise their rights, the purchase price of the takeover bid and the economic value of properties to be paid to shareholders of the target company may differ when shares are exchanged. When the takeover bid begins and the Share Exchange is made, it is hoped that shareholders will seek advice regarding taxes on exercising their rights to acquire shares when the takeover bid is under way and shares are exchanged from their tax consultants of their own accord. A detailed schedule of the Share Exchange or procedures to replace the exchange will be made public as soon as possible after decisions are made following negotiations with the target company.

The target company's shares have been designated by the Japan Securities Dealers Association as a green sheet issue, but after the takeover bid, in the event the target company becomes a wholly-owned affiliate of Seiko Epson Corp. through the share exchange procedure, securities houses handling the shares will submit an application to cancel the designation of the shares as green sheet shares. (The date to submit the application has yet to be set.) After the application, the target company's shares are expected to be cancelled as green sheet shares in line with the rules regulating the association's green sheet and Phoenix shares following due procedures. After the shares are cancelled as green sheet shares, they cannot be traded over the counter under the association's rules regulating green sheet and Phoenix shares. However, as has been mentioned above, since Seiko Epson plans to exchange shares after the takeover bid, the target company's shareholders who did not offer to sell their shares during the takeover bid may accept the price paid for the target company's shares when shares are exchanged. (As has been mentioned above, Seiko Epson plans to set a standard compensation similar to the purchase price of the takeover bid, but it has not yet been decided at this point in time.) (Meanwhile, shareholders of the target company opposing the share may possess the right to acquire shares based on Article 785 of the company law and other related ordinances.)

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 93,279 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp. Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

November 21, 2008	Press Release "Notice of Turning a Consolidated Subsidiary (Orient Watch Co., Ltd.) into a Wholly-Owned Subsidiary through Simple Stock Exchange"

News Release

Notice of Turning a Consolidated Subsidiary (Orient Watch Co., Ltd.) into a Wholly-Owned Subsidiary through Simple Stock Exchange

– TOKYO, Japan November 21, 2008 –

Seiko Epson Corporation (hereinafter referred to as "Seiko Epson") and Orient Watch Co., Ltd. (hereinafter referred to as "Orient Watch") today announced they had resolved to execute a stock exchange to make Seiko Epson the full parent company and Orient Watch a wholly-owned subsidiary (hereinafter referred to as "this stock exchange") at their board of directors meetings held today, and that they had subsequently concluded a stock exchange agreement.


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About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 93,279 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1,347 billion yen in fiscal 2007.

Contact:
Seiko Epson Corp. Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

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